                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          NOVEMBER 2004

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------

             (Exact Name of Registrant, as Specified in its Charter)

          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
--------------------------------------------------------------------------------

                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE:  Regulation  S-T Rule  101(b)(1) only permits the submission in paper of a
Form 6-K if submitted  solely to provide an attached  annual  report to security holders.

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE:  Regulation  S-T Rule  101(b)(7) only permits the submission in paper of a
Form 6-K if submitted to furnish a report or other  document that the registrant foreign  private  issuer  must  furnish  and make  public  under the laws of the jurisdiction  in which the  registrant  is  incorporated,  domiciled  or legally organized  (the  registrant's  "home  country"),  or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press  release,  is not required to be and has not been distributed to the registrant's  security holders, and, if discussing a material  event,  has already been the subject of a Form 6-K submission or other
Commission filing on EDGAR.

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

--------------------------------------------------------------------------------

Document 1       KPM Property,  Northwestern  Ontario, 2004  Engineering  Report
                 prepared  for Amador Gold Corp. by James A Turner,  P. Geo. and
                 Kevin W. Leonard, P. Geo. dated November 15, 2004

                                                                      DOCUMENT 1

                                  KPM PROPERTY
                              NORTHWESTERN ONTARIO

                             2004 EXPLORATION REPORT

                                  Prepared for

                                AMADOR GOLD CORP.
                               16493 - 26th Avenue
                              Surrey, B.C. V3S 9W9

                                       By

                            James A. Turner, P. Geo.
                                14149 17 A Avenue
                              Surrey, B.C., V4A 6R8

                                       and

                            Kevin W. Leonard, P. Geo.
                               1210 Boatman Avenue
                         Orting, Washington, 98360, USA

                                November 15, 2004

Title Page

1.0      EXECUTIVE SUMMARY...............................................    4
2.0      INTRODUCTION AND TERMS OF REFERENCE.............................    7
            2.1 Qualified Person and Participating Personnel
2.2      Terms, Definitions and Units
2.3      Source Documents
2.4      Limitations, Restrictions and Assumptions
2.5      Scope of Review
3.0      DISCLAIMER......................................................    8
4.0      PROPERTY DESCRIPTION AND LOCATION...............................    8
            4.1 Location
4.2      Claim Information
4.3      Tenure
4.4      Environmental Liabilities
4.5      Status of Required Permits
5.0      ACCESSIBILITY, CLIMATE, LOCAL RESOURCES AND
         PHYSIOGRAPHY....................................................   13
            5.1 Access
5.2      Climate and Physiography
5.3      Local Resources and Infrastructure
6.0      HISTORY.........................................................   14
7.0      GEOLOGIC SETTING................................................   16
            7.1 Regional Geologic Setting
            7.2 Property Geology

            10.1 Phase II Drill Program

            16.1 Geophysics Targets
            16.2 Structural Study
            16.3 Diamond Drill Targets
               16.3.1 Cedar Island Mainland Zone
               16.3.2 Satellite Targets

                                        2

                                 LIST OF FIGURES

Figure 1  Regional Location Map
Figure 2  Claim Map
Figure 3  Compilation Map
Figure 4  Relative Timing of Geological Events
Figure 5  Drill Hole Plan
Figure 6  Idealized Cross-Section 2300
Figure 7  Idealized Cross-Section 2270
Figure 8  Longitudinal Profile Showing Proposed Drill Hole Targets
Figure 9  CDN GS-7 and Accurassay Comparison Chart
Figure 10 CDN GS-6 and Accurassay Comparison Chart
Figure 11 CDN GS-7 and Acme Analytical Comparison Chart
Figure 12 CDN GS-6 and Acme Analytical Comparison Chart
Figure 13 Proposed IP/Magnetometer Survey Grid
Figure 14 Mikado Mine Compilation Map
Figure 15 Olympia Mine Compilation Map
Figure 16 Crown Point Compilation Map
Figure 17 Granozone Longitudinal Profile
Figure 18 Schedule of Activities

                                 LIST OF TABLES

Table 1  Mineral Claims Optioned from Machin Mines
 Table 2  Mineral Claims Optioned from Perry English
 Table 3  Mineral Claims staked by Amador Gold Corp
Table 3a Terms summary-Glass Property
Table 3a Terms summary-KPM Property
Table 4  Summary of Cedar Island Mainland Zone - Deep Tier Results
Table 5  Summary of Cedar Island Mainland Zone - Eastern Extension Results
Table 6  Summary of Cedar Island Mainland Zone - 9 East Target
Table 7  Assay Results of Reference Standards and Blanks from Acme Analytical
Table 8  Assay Results of Reference Standards and Blanks from Accurassay
 Table 9  Summary of Significant Results - CIMZ
Table 10 Summary of Significant Results - Satellite Targets

KPM Property                    Amador Gold Corp.

                                        3

1.0      EXECUTIVE SUMMARY

Amador  Gold Corp.  controls 40  patented  parcels and 15 mineral  claims in the historic Shoal Lake mining camp, some 60 km west of Kenora, Ontario.

The KPM property covers a prospective  auriferous gold environment that includes four  past  producing  mines  including  the  Mikado  Mine on claim  D148  where production  from 1896 to 1902 totaled 946,000 grams (31,000 ounces) of gold, the
Cedar  Island  Mine  located on claim D212  where  production  from 1897 to 1936 totaled  163,474 grams (5,620 ounces) of gold, the Olympia Mine located on claim
M.XI on Helldiver Bay which produced  89,575 grams (2,900 ounces) of gold during the years 1906,  1911-12 and 1915,  and the Crown Point Mine  located on claim K
3014819 where production in 1899-1900  totaled 3,428 grams (110 ounces) of gold.
In addition, a large number of relatively  untested,  gold occurrences are known on the property  including the McKinnon Reef,  Peninsula  Zone,  Tycoon,  C16/17
Trench Zone,  Sirdar No 1 and 2,  Bullion No. 1 and 2, Mikado No. 2,  Granozone,
No. 3 Vein, Imperial and Old Ontario Vein Occurrences.

On a regional  geological  scale,  the Shoal Lake area lies within the  Wabigoon
Subprovince,  a major east striking subdivision of the Superior Province. It has an  exposed  length  of  almost  900  kilometres  and an  average  width  of 150 kilometres.  The property is dominated by a north trending  alternating sequence of fine- to medium  grained,  massive to  pillowed  mafic  flows and  medium- to coarse-grained sills or very thick flows. These units have been folded about the northeast  trending Gull Bay-Bag Bay anticline and have been  intersected  by at least two major  directions of faulting;  one fault set trends  030(degree)  and
045(degree) NE and the other set trends  110(degree) to 125(degree)  SE. A major granitic body covers the eastern margin of the property; the Canoe Lake stock is typically  fractured,  altered and  quartz-rich,  and several  types of porphyry dikes are associated with it.

Gold  deposits  occurring on the property can be defined as shear  zone-related, volcanic-hosted quartz +/- carbonate vein mineralization.  "Quartz +/- carbonate vein gold"  deposits  typify  metamorphic  terranes  of all ages and account for approximately  80% of the production from Canadian lode gold deposits.  Deposits and mineral occurrences found on the KPM property are associated with (1) faults and shear zones including  breccias and (2) extensional  fractures and stockwork zones.

The Cedar Island Mine, Mikado Mine,  Olympia Mine,  Breccia Vein,  Bullion No. 1
and 2 and the Old Ontario  Occurrences  are  examples of deposits  occurring  in mafic  volcanic  rocks near the margin of the Canoe Lake intrusion and represent the "faults and shear zones" type of structural setting. The Granozone, McKinnon
Reef, Crown Point Mine and Sirdar No. 1 and 2 are examples of deposits occurring within the margin of the Canoe Lake stock and  represent  "veins in  extensional fractures and stockwork zones".

The Cedar  Island  Mainland  Zone (i.e.  CIMZ) is located on the mainland east and along strike of the Cedar Island Mine. The CIMZ  correlates to a
125(degree) trending fault zone and

KPM Property                    Amador Gold Corp.

                                        4

consists of a number of complex parallel and sub-parallel  veins anchored by the predictable  and continuous  Main Vein. It is flanked both up- and down-dip by a series of  multiple  hangingwall  and  footwall  veins and  stringers.  The vein structures  occupy  reactivated  fault zones that have  undergone  more than one
mineralizing   event,   with  an  earlier   being   responsible   for  a  broad,
"sulphide-facies"  gold  system  of  generally  low-grade  character.  There are discrete,  high-sulphide  and high-grade gold  intersections  distributed in the
"sulphide-facies"  mineralization. A later event appears to have been associated with renewed movements  leading to local brecciation of pre-existing  veins, and re-introduction  of silica together with gold, this time  predominantly as free, sometimes  coarse gold.  The high-grade  intersections  can and do form "shoots"
that can attain vertical continuity in excess of 200 metres as observed at the 9
East Shoot. This is an economically  important part of the mineralization  found on the property,  and the historic  mining efforts have clearly  focused on such shoots at the Mikado Mine, Cedar Island Mine and Olympia Mine.

Amador  completed a Phase II drill  program  between  February-March  2004.  The program  consisted of 35 holes of NQ-sized  core  totaling  10,011  metres.  The objective of the Phase II program was to test the CIMZ at depth and along strike to the east in a 200 metre-wide untested portion of the shear zone. In addition, a major  component of the program  involved  testing a prospective  "mineralized shoot"  to  verify  its  existence  and to  test  the  horizontal  and  vertical continuity of the mineralization. It is conceivable that a tighter drill pattern can more adequately  define the geometry of ore shoot development and the nature of mineralization.

The deep tier holes tested the Cedar  Island  Mainland  Zone with widely  spaced holes over a strike length of 350 metres to a vertical depth of 423 metres.  The holes  confirmed  that  CIMZ  continues  at  depth  although  the  tenor of gold mineralization  and  the  development  of the  shear  structure  appear  to have generally  weakened.  Nevertheless,  drill holes SL04-161,  163 and 164 returned positive  results  from  well-sulphidized  intersections  within the  postulated down-plunge extension of the 9 East Shoot. Hole SL04-163 intersected 18.95 grams per tonne  over a true  width of 0.34  metres  and  extended  mineralization  an additional  150 metres to depth.  Definition  drilling in the  vicinity of these holes could be used to test for grade continuity  within an emerging  high-grade shoot at depth.

The east  extension  drilling  returned  low gold values over narrow  widths but confirmed  that the structure  remains open at a distance of 1.6 km along strike to the east of the Cedar Island Mine.

The 9 East Target was investigated with an array of tightly-spaced drill crosses on 20 to 25 metre intervals with one segment testing the vertical component, the other testing the horizontal  component.  It is important to keep in mind,  that the number,  size and continuity of gold values within the "mineralized  shoots"
will determine the overall economic potential of the KPM property.

The 9 East  Target  was  tested  over a strike  length of 120  metres at shallow depths and to a vertical  depth of 273  metres.  The shoot  remains  open in all directions and confirms a

KPM Property                    Amador Gold Corp.

                                        5

high-level of  homogeneity of gold values.  A total of 7 holes  returned  values equal to or in excess of 33 grams per tonne  gold and 78% of the holes  returned gold  grades  greater  than 3.67  grams per  tonne.  The drill  data  indicate a weighted (cut) grade of 11.78 grams per tonne gold over a weighted true width of
1.62  metres.  The 9 East  Target  is a  substantially  mineralized  shoot  that correlates  very well with the  historic  mining  grades at the Mikado and Cedar
Island Mine. The data suggests that further detailed drilling in the vicinity of other  known  high-grade  intersections  on the  property  can return  excellent results.

A geophysics program totaling 52-line km is recommended to include  magnetometer and  Spectral  IP  surveying.  The  objectives  of the  program  will be to cost effectively  discover new gold targets and  delineate  and locate  extensions to known  gold  targets.  The  program  can be used to help guide  future  drilling towards  targets  considered  to have  potential for the discovery of high-grade ounces.

Concomitant  with the geophysical  surveying,  a structural  synthesis should be undertaken to elucidate  controls on gold  mineralization  in the area where the
Mikado vein is projected to intersect the Cedar Island Mainland Zone. An attempt to determine the possible  location of a shoot formed at the intersection of two structures is warranted.

A total of 10,000  metres of diamond  drilling are  recommended  for early 2005.
Drilling  will be used to generate an  up-to-date  resource  calculation  of the
Cedar Island  Mainland Zone. A set of economic  parameters will be introduced to provide constraints on the resource database. The resource estimate will provide the framework to advance the project to the next stage of evaluation. Should the project advance to warrant the consideration of a mining operation,  a grade and tonnage verification program consisting of underground drifting, raising and the extraction  of a bulk ore sample  for  metallurgical  testing  will be part of a feasibility study.

The  majority  of the Phase III  Program,  approximating  7,500  meters  will be directed  towards the evaluation of several  high-priority  targets on the Cedar
Island Mainland Zone including an area below the Cedar Island mine workings, the
6, 9 and 11 East Shoots, the No 3 Vein, and Hangingwall Vein No 1. The remaining
2,500 meters will be allocated to drill test a few satellite  targets  deemed to have  excellent  potential  to return  significant  gold  values.  The work will involve follow-up testing in the vicinity of previous  high-grade  intersections below the workings of the Olympia Mine and the Mikado Mine. The Crown Point Mine
in the vicinity of the Contact  Shaft as well as Granozone  will also be subject to drill investigation.

The cost to carry out the  fieldwork  including  the  completion  of a  resource estimate and feasibility study is estimated at $2.0M.  Completion of the work is expected by the middle of 2005.

KPM Property                    Amador Gold Corp.

                                        6

2.0      INTRODUCTION AND TERMS OF REFERENCE

2.1      QUALIFIED PERSON AND PARTICIPATING PERSONNEL

The  following  report  was  commissioned  by Amador  Gold Corp.  ("AMADOR")  to validate the  geological  and assay  database of the KPM gold  property on Shore
Lake,  near Kenora in western  Ontario.  Kevin Leonard was retained to summarize the geology and gold  potential  for KPM  Property.  In November  2004  "AMADOR"
commissioned  James A.  Turner,  P.Geo,  to conduct a property  visit to the KPM property  and to  modify a  report,  done by  Kevin  Leonard  (2004),  in a form consistent  with  Canadian  National  Instrument  43-101 and  43-101F.  James A.
Turner,  P.Geo and, Kevin Leonard Consulting  Economic Geologist are the authors of this report.

2.2      TERMS, DEFINITIONS AND UNITS

All costs contained in this report are denominated in Canadian dollars. The term
"ppm"  refers to parts per million or grams per metric tonne and "ppb" refers to parts per billion or milligrams per metric tonne. The symbol "%"refers to weight percent  unless  stated  otherwise.  All other units are  imperial  except where noted. The KPM Gold property will be referred to as the "KPM Property".

2.3      SOURCE DOCUMENTS

Previous data were also reviewed and incorporated as noted, including records of previous  drilling,  geophysics and soil geochemistry  surveys completed between
1986 and 2004 by operators not affiliated  with AMADOR.  Kevin Leonard  directly supervised the work described herein.

2.4      LIMITATIONS, RESTRICTIONS AND ASSUMPTIONS

James A. Turner did not fully audit or test the accuracy or completeness of data collected by AMADOR.  In addition,  Amador Gold Corp.,  have informed the author that, to the best of their knowledge, no events have occurred,  other than those taken into account in the report,  which might,  in their  opinion,  cause us to change our views.

2.5      SCOPE OF REVIEW

To accomplish this review, James A. Turner along with Kevin Leonard was asked to complete an evaluation of the exploration history,  geology,  mineralization and gold  potential of the KPM Property  controlled  by Amador Gold Corp. of Canada.
James A. Turner has no financial or other  interests in AMADOR or the  property.
Only the claims making up the KPM property are the subject of this report.

Mr. Turner along with Kevin Leonard visited the property on October 29-30, 2004.
Drill  collars  were  inspected  and core and  outcrops  were  examined and data collected and

KPM Property                    Amador Gold Corp.

                                        7

discussed  with Kevin W.  Leonard,  an  employee  under  contract  to Amador and
Registered  Professional  geologist in the State of Washington.  James A. Turner
also  reviewed  the  QA/QC  program  for  exploration  drilling,   sampling  and
laboratory protocols.

No metallurgical testing was conducted.  James A. Turner has done a brief review of legal  documentation  and ownership and has assumed that the presented  facts are correct.

The KPM property consists of 40-patented claims and 15 mineral claims located on
Shoal Lake, about 60 km west of Kenora,  Ontario.  Amador Gold Corp.  ("AMADOR")
has explored the property  since 2003 and has discovered  additional  high-grade gold mineralization on the Cedar Island Mainland Zone.

This  report  discusses  the results of a 10,000  metre  diamond  drill  program carried out by Amador from January 30 to March 27, 2004, on the KPM property and provides  recommendations  and a cost estimate for additional  exploration  work scheduled for 2005.

3.0      DISCLAIMER

The attached report has been prepared in part using public documents obtained by the author and private  documents  given to the author for this  purpose.  While reasonable care has been taken in preparing this report,  James A. Turner cannot
guarantee   the  accuracy  or   completeness   of  all   supporting   documents.
Consequently, the use of this report shall be at the user's sole risk, and James
A.  Turner  hereby  disclaims  any  and  all  liabilities  out  of  the  use  or distribution of this report.

Information  sources  provided by AMADOR has been relied upon in  preparing  the current  summary and has been  supplemented by meetings with Kevin W. Leonard in
Vancouver B.C. and on-site visit to the KPM property on November 29 to 30, 2004.

Mr. Leonard has informed the author that to the best of his knowledge, no events have occurred,  other than those taken into account in the report,  which might, in his opinion, cause the author to change his views.

4.0      PROPERTY DESCRIPTION AND LOCATION

4.1      LOCATION

The KPM  Property is located 60 km west of Kenora  (Figure 1) and 14 km south of the  Trans  Canada  Highway  on the  shores  of Shoal  Lake in  Glass  Township, northwestern Ontario. The co-ordinates of the property are as follows:

         From     Latitude     49(degree) 33' 05" N to    49(degree) 37' 00" N
                  Longitude    94(degree) 55' 00" W to    95(degree) 00' 00" W

KPM Property                    Amador Gold Corp.

                                        8

         Within NTS Quadrangle 52E/10 SW.

         The claims are recorded on Shoal Lake claim map G2642

4.2      CLAIM INFORMATION

The Company acquired the following  29-patented  claims from Kenora  Prospectors and  Miners  Ltd  totaling  638.1  hectares  shown on Figure 2 within  the black boundary:

         D-149,  D-200,  D-201 (A PCL 2413),  D-203 SW, D-204  (K-2460),  D-212,
         D-213 (K-2462),  D-214 (K-2938),  D-215 (K-2548),  D-216,  D-217, D-228
         (K2978-79),   D-229,   D-233,   D-265,   D-140  (K-1269),   S-74,  S-97
         (K-3055-58), S-151 PARTIAL, MIN.LOC. D-195, D-147, D-148, D-239, D-389,
         S-109, S-126, S-150, D-203 (K-2461).

The company  acquired the  following  11-patented  claims from Machin Mines Ltd.
totaling 384.2 hectares shown on Figure 2 within green boundary.

         D-199,  D-202, M-11, S-105,  D-218 (K-1317 ET AL NORTH),  K13487 NORTH,
         K-13544 NORTH,  K-13564 NORTH,  K13464 NORTH,  CLAIM 264-E PARCEL 4802,
         CLAIM 270-E PARCEL 4802.

AMADOR acquired the following 2 mineral claims from Machin Mines Ltd.:

Table 1  Mineral Claims optioned from Machin Mines Ltd.

TOWNSHIP /       CLAIM         RECORDING         CLAIM                PERCENT
AREA             NUMBER          DATE           DUE DATE     STATUS   OPTION
------------  ------------  ---------------  --------------  ------  --------
Glass          K 3004923      2003-Feb-03     2005-Feb-03      A     100.00%
------------  ------------  ---------------  --------------  ------  --------
Shoal Lake     K 1203021      2001-Oct-05     2008-Oct-05      A     100.00%
------------  ------------  ---------------  --------------  ------  --------

AMADOR  acquired the following 2 mineral  claims within the brown  boundary from
Perry English:

Table 2   Mineral Claims optioned from Perry English

TOWNSHIP/        CLAIM         RECORDING         CLAIM                PERCENT
AREA             NUMBER          DATE           DUE DATE     STATUS   OPTION
------------  ------------  ---------------  --------------  ------  --------
Glass          K 3014819     2004-Sept-02     2006-Sept-02     A     100.00%
------------  ------------  ---------------  --------------  ------  --------
Shoal Lake     K 3014820     2004-Sept-02     2006-Sept-02     A     100.00%
------------  ------------  ---------------  --------------  ------  --------

NOTE: MINERAL CLAIMS DESCRIBED ABOVE ARE PATENTED AND HAVE HAD A LEGAL SURVEY.

KPM Property                    Amador Gold Corp.

                                        9

Amador  staked the  following 11 mineral  claims.  The claims  within the yellow boundary are located within the area of influence  under the terms of the Option
Agreement entered into with Kenora  Prospectors and Miners Ltd. and Machin Mines
Ltd. These claims have not been surveyed.

Table 3  Mineral Claims staked by AMADOR

TOWNSHIP /       CLAIM        RECORDING          CLAIM               PERCENT
AREA             NUMBER         DATE            DUE DATE     STATUS  OPTION
------------  ------------  ---------------  --------------  ------  --------
               K 3019947      2004-Oct-07      2006-Oct-07     A
------------  ------------  ---------------  --------------  ------  --------
Glass          K 3007341      2003-Nov-06      2005-Nov-06     A
------------  ------------  ---------------  --------------  ------  --------
Shoal Lake     K 3007342      2003-Nov-06      2005-Nov-06     A
------------  ------------  ---------------  --------------  ------  --------
               K 3007343      2003-Nov-07      2005-Nov-07     A
------------  ------------  ---------------  --------------  ------  --------
               K 3007344      2003-Nov-06      2005-Nov-06     A
------------  ------------  ---------------  --------------  ------  --------
               K 3007345      2003-Nov-07      2005-Nov-07     A
------------  ------------  ---------------   -------------  ------  --------
               K 3007896      2003-Nov-06      2005-Nov-06     A
------------  ------------  ---------------  --------------  ------  --------
               K 3014800      2004-July-23     2006-July-23    A
------------  ------------  ---------------  --------------  ------  --------
               K 3014801      2004-July-23     2006-July-23    A
------------  ------------  ---------------  --------------  ------  --------
               K 3014802      2004-July-23     2006-July-23    A
------------  ------------  ---------------  --------------  ------  --------
               K 3014804      2004-July-23     2006-July-23    A
------------  ------------  ---------------  --------------  ------  --------

4.3      TENURE

GLASS TOWNSHIP, ONTARIO

On August 31, 2004,  the Company  acquired an option from  1544230  Ontario Inc.
(Perry English) of Souris,  Manitoba (the "Optionor") to earn a 100% interest in approximately  21 claim units  covering 840 acres in the Glass  Township,  Shoal
Lake, Ontario. The terms of the agreement are: issuance of 100,000 shares of the
Company  and  payment  of  $93,000  over a 4-year  period  to the  Optionor.  In addition,  the  property is subject to a 1 1/4% net smelter  royalty  ("NSR") in favor of the Optionor with the Company given the right to purchase 5% of the NSR for $500,000.

Table 3a Terms Summary - Glass Property

                                                               Number
Year          Consideration    Due Date                       of Shares
------------  ---------------  ----------------------------  -----------
2004             $8,000        Upon regulatory acceptance      25,000
------------  ---------------   ----------------------------  ----------
2005             $10,000       August 31, 2005                 25,000
------------  ---------------  ----------------------------  -----------
2006             $15,000       August 31, 2006                 25,000
------------  ---------------  ----------------------------  -----------
2007             $20,000       August 31, 2007                 25,000
------------  ---------------  ----------------------------  -----------
2008             $40,000       August 31, 2008                 25,000
------------  ---------------  ----------------------------  -----------
Total:           $93,000       August 27, 2007                 100,000
------------  ---------------  ----------------------------  -----------

KPM Property                    Amador Gold Corp.

                                       10

Regulatory acceptance has been received. Amador is in the process of issuing the shares and cheque to the Optionor.

KPM PROPERTY, KENORA, ONTARIO

On October 18, 2002, Amador Gold Corp.  (formerly Parkside 2000 Resources Corp.)
(the  "Company")  entered into an arm's length  agreement with Richard W. Hughes who  assigned to the Company his rights in an option  agreement,  he had entered into with Kenora Prospectors &  Miners,  Limited ("Kenora") and Machin Mines
Ltd.  ("Machin").  The  option  and  assignment  permit  the  Company to acquire
40-patented  claims and 2 mineral claims (the "KPM  Property").  Pursuant to the option  agreement  consideration  consists of $25,000 (paid by Richard  Hughes),
$225,000 on or before December 25, 2002, which was extended to February 14, 2003
(paid by the  Company),  $250,000  on August  27,  2003  (paid by the  Company),
$250,000 on August 27, 2004 (paid by the  Company),  $250,000 on August 27, 2005 and  $2,000,000 on August 27, 2006. In addition,  there is a royalty  payable of between 1 and 2% based on the price of gold.

Consideration for the assignment consisted of $35,000 payable to Richard Hughes, which  represented  the initial $25,000 payment to Kenora and Machin and $10,000 as reimbursement for due diligence costs and expenses.

Following regulatory  approval,  the Company directly entered into mining option agreements  dated  January 31,  2003 with each of Kenora and Machin.  The option payment of $225,000 was made on February 10, 2003.  The second option payment of
$250,000  was made on August 20, 2003 and the third  option  payment was made on
August 23,  2004.  On August 10,  2004,  the  parties  amended  the terms of the
January 31, 2003  agreements.  Amador Gold Corp.  will pay to each of Kenora and
Machin the sum of $250,000 on August 27, 2006,  August 27, 2007, August 27, 2008
and August 27, 2009,  instead of one payment of $1,000,000 to each of Kenora and
Machin on August 27, 2006. In addition, in lieu of interest charges,  Amador has agreed  to pay to each of  Kenora  and  Machin  2 1/2%  of the  proceeds  of any financing(s)  completed by Amador  between  August 27, 2006 and final payment of all monies due. Also, all outstanding  amounts will be due and payable to Kenora and Machin within  ninety (90) days  following  the  commencement  of commercial production.

Table 3b Terms Summary - KPM Property

Year          Consideration           Due Date
----------    --------------------    ---------------------------
2003          $225,000                February 14, 2003 (paid)
----------    --------------------    ---------------------------
2003          $250,000                August 27, 2003 (paid)
----------    --------------------    ---------------------------
2004          $250,000                August 27, 2004 (paid)
----------    --------------------    ---------------------------
2005          $250,000                August 27, 2005
----------    --------------------    ---------------------------
2006          $250,000                August 27, 2006
----------    --------------------    ---------------------------
2007          $250,000                August 27, 2007
----------    --------------------    ---------------------------
2008          $250,000                August 27, 2008
----------    --------------------    ---------------------------
2009          $250,000                August 27, 2009
----------    --------------------    ---------------------------

KPM Property                    Amador Gold Corp.

                                       11

There is a finders' fee payable to Don Cross (the "Finder")  associated with the option  agreement  which  consists  of cash  payment  equal to 7.5% of the first
$300,000 consideration, 5% on the next $700,000, 2.5% of the next $4,000,000 and
1% on any  additional  payments up to a maximum of $300,000.  In  addition,  the
Finder  receives  cash  payment  as to all  monies  expended  by the  Company in connection with work on the KPM Property in each calendar, on an annual basis on or before  March 31 of the next  following  calendar  year.  To date, a total of
$64,932.45 has been paid by the Company to the Finder.

As part of the mining  option  agreement  between the  Company  and Kenora,  the
Company  agreed to pay Lac Minerals  Ltd.,  now owned by Barrick Gold, a royalty payment of $100,000 pursuant to a Royalty Purchase  Agreement dated December 17,
2002 between Kenora and Lac. The first payment of $50,000 was made to Barrick on
December 31, 2003 and a further payment is due on December 31, 2004.

The  Company has entered  into an  agreement  with  Barrick,  who  retained a 5%
Royalty on the  property,  to buy out the Royalty for  $100,000.  The  remaining payment totaling $50,000 is due December 2004.

4.4      ENVIRONMENTAL LIABILITIES

There are no  outstanding  environmental  issues  related  to the KPM  property.
Previous disturbances from drill road construction,  drilling and trenching have been properly  managed in accordance with Ministry  regulations in effect at the time.

 4.5     STATUS OF REQUIRED PERMITS

Amador has  retained  Lakeland  Consulting  Services  of Kenora to assist in the securing of a work permit from the Ontario Ministry of Natural Resources for the purpose of constructing an all-season road to the KPM Property.

In September  2004 an  Archeologist  from the Ministry of Culture  inspected the area likely to be  impacted  by the  proposed  road.  There were no  significant cultural artifacts found from the inspection. .

Amador has obtained the signatures of 22 cottage owners (refer to Appendix 22.0)
whom  support  the  Company's  application  for a road  building  permit  to the property.  The Road Proposal is ready for submission to the Shoal Lake Watershed
Group which is comprised of the Ontario Government, the Shoal Lake First Nations
No. 39 and No.  40,  Cottage  Owners  and the City of  Winnipeg  for  review and comment. The Watershed Group has up to 90 days to comment on the proposal.

KPM Property                    Amador Gold Corp.

                                       12

5.0      ACCESSIBILITY,    CLIMATE,   LOCAL   RESOURCES,    INFRASTRUCTURE   AND
         PHYSIOGRAPHY

5.1      ACCESS

Access to the property is via the Trans Canada Highway 17 west from Kenora, 37.5 km to the Rush Lake  Road,  which is,  followed  south 5.9 km to the  Clytie Bay
Road,  which is then followed for 13.2 km to the north shore of Shoal Lake. From here the  property is reached by a 4 km boat trip in the  summer.  A winter road that  follows  around the east shore of Shoal Lake can be used after  freeze-up.
There are barge services on the lake provided during those periods when there is no ice cover.

5.2      CLIMATE AND PHYSIOGRAPHY

The  KPM  Property  is  located  within  the  Lake of the  Woods  -  Shoal  Lake archipelago;  a region thickly  studded with islands  ranging in size from small rock  islets  to  masses  of land of  great  extent.  The  Lake of the  Woods is
Ontario's  second  largest  inland lake with  105,000 km of  shoreline  and over
14,000 islands.

The topography of the area within the KPM Property is  comparatively  flat, with no hills  rising  more than 35  metres  above  lake  level.  A shallow  layer of overburden  covers most of the area,  averaging from 3 to 5 metres in depth from drill log  information,  but outcrops of rock can be found along  shorelines and along  the  tops  of  prominent  ridges.  Extensive  outcroppings  can be  found immediately north of Helldiver Bay, south of the Mikado Mine and in the vicinity of the No. 3 Vein.  The area is covered with growths of poplar,  birch,  spruce, pine, cedar and some scrub oak on higher ground.  Densely  interspersed  between the stands of trees are thickets of aspen,  willow and alder brush.  Deadfall is prevalent throughout the region.  Generally, low areas are covered with hummocky cedar and black ash swamp.

The area  experiences  a  continental  climate  with hot,  dry  summers and cold winters with variable snowfall.  The July mean daily temperature is 19.5(degree)
C  (67.3(degree)  F) and the January mean daily  temperature is  -17.3(degree) C
(0(degree)  F).  Tourism is an  important  business  in the  region,  attracting boaters,  anglers and  cottagers in the summer  months and  snowmobilers  in the winter months.  The lakes  generally begin to freeze-up in December and start to thaw after mid April.  The lakes freeze over in the winter with  sufficient  ice thickness to allow  vehicles,  skidders and drill rigs to travel across the ice.
The stretch of narrows entering Bag Bay and separating the Sirdar Peninsula from the  mainland  is the last to freeze in  December  and the first to thaw  during breakup.

5.3      LOCAL RESOURCES AND INFRASTRUCTURE

The City of Kenora (pop.  ~17,000) is comprised of three former towns of Kenora,
Keewatin and Jaffray  Melick;  forming  northwestern  Ontario's  largest  centre
(second  only to  Thunder  Bay) and is the  district  seat for the  delivery  of government  services and a commercial hub for the region.  The  municipality has benefited  and  capitalized  upon the

KPM Property                    Amador Gold Corp.

                                       13

areas  wealth of  natural  resources.  These  continue  to support  three  basic industries: forestry, tourism and mining.

Bearskin  Airlines offers  regularly  scheduled  commercial air service from the
Kenora Airport. Walsten Air Service Ltd. and Kenora Air Service Ltd. offer daily float and  Ski-equipped  charter  aircraft  service  from  Kenora.  Trans Canada
Highway 17 links Kenora to Manitoba and all points east (Red Lake, Thunder Bay).

Electrical  power is available to the KPM Property with the presence of a single phase  7,200-volt  power  line that  crosses  near the  northwest  corner of the property about 2 km from Cedar Island.  The power line would need to be upgraded to a threshold capacity of 27.6 Kv or perhaps 44 Kv.

6.0      HISTORY

Gold  mining  activity  in the Lake of the  Woods-Shoal  Lake area  began in the
1880's. Four former producing mines and a number of gold occurrences are present on the KPM Property.

The Mikado Mine on claim D148 was  discovered in 1893.  Shafts were sunk in 1896 and  production  from 1896 to 1902  totaled  946,800  grams of gold from  57,813 tonnes  (metric  tons) at a grade of 16.38 grams per tonne (g/t) gold.  The mine was reopened  and operated  during the years  1910-11,  1922-23 and 1932-34.  An additional  24,549 grams of gold were produced during these years primarily from the 4th, 7th, 9th, and 10th levels to a vertical depth of 165 metres.

The Cedar Island Mine (formerly the  Cornucopia  Mine) located on claim D212 was first  developed in 1897 from the No. 1 inclined shaft. It produced 34,183 grams of gold to a vertical  depth of 34 metres.  The mine was  reopened  in 1935 with operations resuming from the No. 2 vertical shaft located 91 metres south of the
No. 1 shaft. The No. 2 shaft was deepened to a vertical depth of 190 metres with levels  established  at 86m,  120m,  152m and 190m.  A total of 1,591  metres of surface and underground drilling were completed during 1935 and 1936. A total of
163, 474 grams of gold were  recovered from 16,997 tonnes of ore. The ore graded
9.62 grams per tonne gold.

The Olympia  Mine  located on claim M. XI,  immediately  west of  Helldiver  Bay produced  11,353 tonnes grading 7.89 grams per tonne gold during the years 1906,
1911-12 and 1915. From 1899 to 1916 five shafts were developed to depths of 34m,
23m, 21m, 10m and 140m respectively.  Development was centered on 3 quartz veins and 2 fault  zones.  A 10 stamp  mill was  erected.  In 1936 the No. 1 shaft was deepened to 38m with 87 metres of  crosscutting,  and 15m of drifting on the 33m level.  In 1964 Machin  Mines Ltd.  conducted  surface  exploration  and limited diamond drilling.

The Crown Point Mine located on unpatented claim K 3014819,  2.5 km north of the
Mikado Mine carried on operations in 1899-1900.  Test pits and three shafts were
established   on  quartz  veins  along  a   fault-controlled   contact   between
quartz-diorite  and

KPM Property                    Amador Gold Corp.

                                       14

basalt.  The main  shaft  reached  a  vertical  depth of 42  metres  with 55m of drifting on the 18m level.  A total of 3,428 grams were  produced  grading 22.85 grams per tonne gold from 150 tonnes of ore. In 1984,  Selco Ltd.  carried out a mapping  survey and  collected  rock and humus samples (up to 4,000 ppb gold) in the vicinity of the main shaft.

Numerous gold occurrences are known on the property including the McKinnon Reef,
Sirdar No. 1 and 2,  Bullion  No. 1 and 2,  Mikado No. 2,  Granozone,  the No. 3
Vein,  Gold Coin,  Imperial and the Old Ontario  Veins.  These  showings  expose sulphide-bearing,  quartz  veined shear zones that were examined by test pits at the turn of the century and by trenches and diamond drilling since 1980.

The Duport Mine currently held under option by Halo Resources  Ltd., is a former gold producer  located on Little  Cameron Island about 4 km southwest of the KPM
Property.  The deposit was  originally  discovered in 1896 and has  subsequently been  explored  and  developed  several  times.  Total  production  to 1985  was approximately  154,286  grams of gold and  39,428  grams  of  silver.  Extensive surface and underground  diamond  drilling  between 1950 and 1987 has outlined a geological  resource  estimated at 2 million  tonnes grading 12.0 grams gold per tonne.

No  exploration  was  carried  out on the KPM  Property  between  1936 and 1980, however Kenora Prospectors and Miners Ltd. commissioned a report on the property in 1973 by mining engineer G.F. Ennis.  Ennis  recognized the eastern  extension
(Cedar  Island  Mainland  Zone - CIMZ) of the Cedar  Island vein trends onto the mainland,  as exposed by four old trenches and in his words "may prove to be the most important gold occurrences on the Cedar Island property..."

Denison Mines Ltd.  optioned the property in 1980 and completed  limited  ground
VLF-EM and  magnetometer  geophysical  surveys,  minor trench sampling and 1,318 metres  of  diamond  drilling.  They  relinquished  their  option  in 1982.  The
Granozone mineralized structure,  located 60 metres east and sub-parallel to the
Mikado No. 2 Vein was discovered  through  Denison's  diamond  drilling in 1981.
Drilling  returned  gold values up to 10.54 grams per tonne gold over 2.4 metres and 72.0 grams per tonne gold over 0.9 metres.

In 1985,  Kenora  Prospectors  and Miners  conducted a program of trenching  and sampling on the  mainland  east of and along  strike from the Cedar Island Mine.
Norontex Exploration Ltd performed the work. The area was trenched over a strike length of 350 metres and  returned  gold  values up to 20.9 grams per tonne gold over 1.2 metres along a 9.29 metre  strike  length and 11.3 grams per tonne gold over 2.16 metres along a 7.9 metre strike length. In addition,  Norontex located four main quartz vein  structures and two  subordinate  zones in the vicinity of the Mikado Mine. The Mikado No. 1 vein was trenched  intermittently to the south and showed potential continuity of 400 metres.

In October  1985,  Bond Gold Canada Ltd.  (formerly St. Joe Canada Inc.) entered into an agreement to acquire a 50%  interest in the Shoal Lake  Property,  which comprises a portion of the KPM Property now under option to Amador,  by spending
$2,450,000  in

 KPM Property                    Amador Gold Corp.

                                       15

exploration  expenditures  on the  property  and a payment  of  $375,000.  These expenditures were completed in June 1988.

From 1985 to 1988 Bond Gold (BGC) completed grid work,  claim staking,  airborne
EM and  ground  VLF-EM,  IP and  magnetometer  geophysical  surveys,  geological mapping, trench sampling and 127 diamond drill holes totaling 25,258 metres. BGC calculated a global drill indicated  mineral  inventory  totaling 950,000 tonnes grading  8.38 grams per tonne gold from the Cedar Island  Mainland  Zone - CIMZ,
Granozone, Breccia Zone and the McKinnon Reef.

In September 1988 BGC formed a joint venture with Kenora  Prospectors and Miners
Ltd. and spent a total of $460,000 on  exploration  including  14 diamond  drill holes totaling 4,001 metres.

The Machin Property was not included in the joint venture agreement because of a legal dispute  regarding  ownership.  By 1990 the legal issues had been resolved and BGC  consummated  an  agreement  to  acquire a 100%  interest  in the Machin
Property in  consideration  for  exploration  expenditures  of $450,000 and cash payments of $1,000,000 over 4 years. In addition,  BGC entered into an agreement to  acquire  50% of  the  Shoal  Lake  Property  it  did  not  already  own  for consideration  of  $737,000 in  exploration  expenditures  and cash  payments of
$1,675,000 over 4 years.

In 1991, LAC Minerals (LAC) acquired BGC. LAC Minerals,  was acquired by Barrick
Gold Corp.  In March  1991,  LAC carried  out  limited  diamond  drilling in the
Helldiver Bay area. The Olympia vein and the Ludwig EM/magnetometer  geophysical target were drilled with 4 holes totaling 433 metres.  The Olympia vein returned
64.46 grams per tonne gold over 0.51 metres.

In 1993,  Kenora  Prospectors  and Miners Ltd. began driving a ramp on the Cedar
Island  Mainland  Zone.  Due to financial  difficulties  the  development of the portal was abandoned and no further activities took place. The property remained dormant until Amador acquired the KPM Property in 2002.

7.0      GEOLOGICAL SETTING

7.1      REGIONAL GEOLOGICAL SETTING

The Wabigoon  Subprovince is a major, east striking  subdivision of the Superior
Province. It has an exposed length of almost 900 kilometres and an average width of about 150 kilometres. To the west, in eastern Manitoba, and to the east, near
Longlac, the Subprovince extends beneath flat-lying Paleozoic sedimentary rocks.

Supracrustal rocks of the Wabigoon Subprovince are predominantly  volcanic. They are  steeply  dipping  and most have not been  metamorphosed  above  greenschist facies.  In contrast,  the English River  Subprovince  to the north  consists of granitic and metasedimentary gneisses, which have resulted from high temperature metamorphism,

  KPM Property                    Amador Gold Corp.

                                       16

and the Quetico  Subprovince to the south consists of metasediments,  which were subject to moderately high temperature metamorphism.

Numerous,  round to oval,  granitoid diapirs,  between which folded supracrustal rocks  are  preserved,  characterize  the  Wabigoon  Subprovince.  It  has  been suggested  that  the  three  subprovinces  were  "developed",  at least in part, contemporaneously,  and there  appears to be a lateral  gradation  from  shallow water or  terrestrial  sedimentation  in the Wabigoon  Subprovince to deep-water sedimentation in adjacent provinces.

The oldest  volcanic  rocks in the Wabigoon  Subprovince  are  tholeiitic  mafic
flows.   Overlying   intermediate   to  felsic   volcanics   are   predominantly
calc-alkaline  pyroclastics.  At least,  three mafic to felsic  cycles have been recognized  in some parts of the  Subprovince,  and  metasediments  are commonly associated with the pyroclastic rocks.  Geochronological data suggest that there may be significant  differences in the ages of apparently  similar  sequences in different  parts of the  Subprovince.  It has been  recognized  that  there is a
genetic   relationship   between  the  granitic   intrusions,   their  overlying
subvolcanic apophyses, and the mantling felsic volcanic sequences.

The boundary  between the Wabigoon and English River  Subprovinces  is generally defined as the contact between granitic  gneisses and low-grade  volcanic rocks.
North  of the  Lake of the  Woods,  this  coincides  with a fault  or  intrusive contact, but further east it may be gradational. The Dryberry Batholith has been considered to be part of the English River Subprovince, most importantly because of the presence of migmatized metasediments along its southeastern boundary. The western boundary is in contact with relatively  low-grade  volcanics of Bigstone
Bay and,  here,  the Batholith  resembles  more  \closely  those of the Wabigoon
Subprovince.

7.2      PROPERTY GEOLOGY

The KPM Property is dominated by a north trending  alternating sequence of fine-
to  medium   grained,   massive  and   pillowed   mafic  flows  and  medium-  to
coarse-grained sills or very thick flows. These units have been folded about the northeast  trending  Gull  Bay - Bag Bay  Anticline,  the  axial  trace of which extends just to the east of Cedar Island.

Pillowed flows are mostly fine-grained, with relatively thin pillow rims. Pillow breccias are evident but rare. Some flows contain coarse plagioclase phenocrysts and these  feldspar-phyric  basalts are in part  pillowed.  The sills,  or thick flows,  show great continuity along strike and many are  differentiated,  with a fine-grained  peridotitic base, a medium-grained  central core of gabbro, and an upper part in which  quartz may be present and where  amphiboles  may be up to 1 centimetre long. At Helldiver Bay, a differentiated  sill, 150 metres thick, can be traced magnetically to the southwest for several kilometres.

A major granitic body covers the eastern margin of the property.  The Canoe Lake quartz diorite stock  occupies an anticlinal  position and faulting has modified its boundaries. It is typically fractured,  altered and quartz-rich, and several types of porphyry dikes are associated  with it. It lies on the extension of the
Gull Bay-Bag Bay Anticline; it may be a

KPM Property                    Amador Gold Corp.

                                       17

high level intrusion,  and the extensive fracturing and alteration may be due to late stage hydrothermal  activity. It has an appearance that is characterized by a hypidiomorphic granular texture with local transformations to porphyry, due in particular  to  xenomorphic  hornblende  and  biotite.  Plagioclase  and  quartz together  comprise  greater  than 10 percent of the  rock's  mineral  components
(Figure 3).

The metamorphic  framework  present on the property is regional  amphibole grade metamorphism in a 600 metre wide aureole  surrounding the Canoe Lake Stock,  and local  vein-specific  lower middle  greenschist facies  metamorphism  related to
hydrothermal  alteration.   Vein-specific  alteration  indicates  mineralization
occurred either at peak regional metamorphism or post-peak metamorphism.

The     amphibole     grade     mineral     assemblage     is     composed    of
hornblende-oligoclase-quartz       and      accessory       magnetite.       The
greenschist-amphibolite   boundary  is  marked  by   epidotization  of  feldspar
porphyroblasts and the presence of epidote veinlets.

There are two major directions of faulting on the property; one fault set trends
030(degree)to   045(degree)  NE  and  the  other  set  trends   090(degree)  and
110(degree) to 125(degree) SE.  Northeast  faulting is parallel to the strike of
the  lithologies  and  is  widespread,   but  difficult  to  recognize.  It  has
undoubtedly been a controlling  factor influencing gold deposition at the Mikado
Mine. The  best-developed  fault sets are those,  which strike about 090(degree)
and 110(degree) to 125(degree)SE. The first provided controls on the boundary of the Canoe  Lake  stock in the  vicinity  of Bag Bay,  and also  affected a small dextral  offset of volcanic  units on the Sirdar  Peninsula  and the Crown Point
Mine. The second set is best developed in a zone about 2 kilometres wide between
Yum Yum Point and Cedar Island,  and has locally affected  significant offset of the volcanic units,  especially in the vicinity of Helldiver Bay. It is also the trend of mineralized zones at the Cedar Island, No.3 Vein, Olympia No.3 and Gold
Coin  occurrences,  and  most of the Old  Ontario  Vein  occurrences.  Both  the
090(degree)  and the  110(degree) to  125(degree)SE  faults are believed to have been generated  during the intrusion of the Canoe Lake stock.  There is evidence for faults trending 075(degree);  one example of this set is interpreted to pass eastward  from Bag Bay and  coincide  with the  Cedar  Island  Mainland  Zone at co-ordinate 20,800E / 10,000N (Figure3).

Detailed  mapping  suggests a  geological  history for the KPM  Property  and is illustrated  on Figure 4. Shallow water marine  deposition  of  mafic-ultramafic flows and  intrusion  of  subvolcanic  mafic  sills was  followed by a period of isoclinal  folding,  producing the Gull Bay-Bag Bay Anticline.  Intrusion of the
Canoe  Lake  stock  into  the  volcanic  succession  resulted  in  the  eastward deflection  of the  isoclinal  axis  and  brittle,  subvertical  faulting.  Gold deposition  and  hydrothermal  alteration  occurred  along  zones of  structural weakness (i.e.  shearing along lithological  contacts) and felsic dykes intruded both the structural zones and the volcanic rocks.  Gold and hydrothermal  fluids were derived  from  ascending  felsic  magmas  generated  during  tectonism  and metamorphism.  Lamprophyre dykes, followed by a final episode of faulting, later intruded the area.

KPM Property                    Amador Gold Corp.

                                       18

8.0      DEPOSIT TYPE

Shear  zone-related,  volcanic-hosted  quartz  +/-carbonate vein  mineralization
(i.e.  silicfied shear veins) occurs on the KPM Property.  "Quartz  +/-carbonate vein gold"  deposits  typify  metamorphic  terranes  of all ages and account for approximately  80% of the production  from Canadian lode gold deposits.  Typical tonnage and grade of quartz-carbonate  vein deposits are a few million tonnes of ore at a grade 6 to 10 grams per tonne gold.

These  deposits  commonly show the  following  characteristics:  greenschist  to locally lower  amphibolite  metamorphic  facies,  brittle-ductile  nature of the
deformation,    and   geological    structures   recording    compressional   to
transpressional  tectonic settings.  In these environments they tend to occur in clusters and they are far more  abundant in  volcano-plutonic  terranes  than in clastic sedimentary terranes.

Deposits and mineral  occurrences  found on the KPM property are associated with the  following  structural  settings:  (1) in faults and shear  zones  including breccias, (2) extensional fractures and stockwork zones.

9.0      MINERALIZATION AND ALTERATION

The Cedar  Island  Mine,  the Mikado  Mine,  the Olympia  Mine,  the Old Ontario
Occurrences  and the Breccia  Vein are  examples of deposits  occurring in mafic volcanic  rocks near the margin of the Canoe Lake  intrusion  and  represent the type of  structural  setting  referred  to above as "veins  in faults  and shear zones".  These  shear zones have  moderate to steep dips,  and can be traced for several  hundred  metres to a few  kilometres  along strike.  They are typically high-angle reverse to reverse-oblique shear zones and form tabular to lenticular bodies.  The veins range in thickness  from a few tens of  centimetres  to a few metres and may reach a few hundred metres in their longest dimension.

The Granozone,  McKinnon Reef,  Crown Point Mine and Sirdar No. 1 and 2 and Gold
Coin  Occurrences  are examples of deposits  occurring  within the margin of the
Canoe Lake stock and  represent  "veins in  extensional  fractures and stockwork zones". The nature and exploration potential of these deposits have not yet been fully  investigated.  The  extensional  veins of the Granozone  deposit occur as narrow sets of en echelon veins hosted within altered, sericitized,  chloritized quartz diorite.
The quartz veins occasionally contain visible gold (Figure 3)

The Cedar Island  Mainland Zone (i.e.  east of Cedar Island Mine)  consists of a number of parallel veins anchored by the  predictable  and continuous Main Vein.
It is flanked up dip and down dip by a series of  multiple  stringers  and veins defined  as  Hangingwall  Veins  1, 2 and 3 and  Footwall  Veins  1 and  2.  The
Hangingwall  and footwall  stringer  zones are best  developed from surface to a vertical depth of 150 metres. The veins are structurally controlled,  recognized as fracture infill, crack and seal and breccia veins. Felsic dykes most notably;
quartz-eye porphyry and quartz-feldspar  porphyry form a strong

KPM Property                    Amador Gold Corp.

                                       19

component  of the shear  zone.  They  occupy  reactivated  fault zones that have undergone more than one mineralizing  event,  with an earlier being  responsible for a broad, sulphide gold facies of generally low-grade character,  typically a few  tenths of a gram per tonne  (g/t) to  perhaps  a few grams per  tonne.  The
following  are   observations   by   Thalenhorst   (2004):   "There  are  local,
high-sulphide   and   high-grade   gold   intersections   distributed   in   the
"sulphide-facies"  mineralization. A later event appears to have been associated with renewed movements  leading to local brecciation of the pre-existing  veins, and  re-introduction  of silica together with gold, this time  predominantly  as free, sometimes coarse gold. This can be very high-grade,  up to several hundred grams per tonne, on a more limited scale. The high-grade  intersections  can and do form  "shoots" of limited  extent,  that exhibit  short strike length and can attain  vertical  continuity  in excess of 200 metres as  observed at the 9 East
Shoot.  This is an economically  important part of  mineralization  found on the property, and historic mining efforts have clearly focused on such shoots at the
Mikado Mine, the Cedar Island Mine and Olympia Mine."

The Breccia Vein is a very  distinctive,  carbonate-altered,  brecciated  quartz vein mineralized with visible gold,  pyrite,  pyrrhotite and  chalcopyrite.  The geometry  is  not  fully  understood  however  drill  data  suggest  it may be a southeast plunging, flat dipping,  lenticular high-grade gold shoot which trends parallel to and is located about 100 metres south of the Main Vein.

Distinct  vein-types  observed on the Cedar Island  Mainland  Zone (CIMZ) are as follows:
(1) White,  quartz-carbonate  veins,  (2) smokey-grey  sulphidized  gold-bearing quartz +/ carbonate veins, (3) brecciated quartz veins.

Type (1) veins are  late-stage,  crosscutting  features and can be observed with
Type (2) veins. Type (2) veins are the predominant  gold-bearing structures with internal  attributes  including high  concentration  of sulphides,  brecciation, hairline fracture network and vein-parallel  included mafic partings.  Generally the smokey-grey quartz material showing sulphide  concentrations  greater than 5 to 10 % carry the  highest  gold  values.  Type (3) veins are  represented  by a healed fracture  network and angular quartz fragments in a matrix of carbonated, sericitized volcanic pseudomorphs and abundant sulphides.  The angularity,  lack of  cataclasis  and the jigsaw fit of the  breccia  fragments  indicate  minimal movement or rotation of fragments occurred after brecciation and fracturing.

The Mikado veins form a left-stepping  en-echelon set, with each segment 8 to 10 metres  long and up to 0.4  metres  wide.  The  Mikado  No. 1  contains  angular fragments of wallrock,  which are separated by quartz vein  material.  The veins trend from 155(degree) to 180(degree)S and were emplaced as a result of flexural shearing  of  units  along  lithological  contacts  where  competency  contrasts occurred in response to the intrusion of the Canoe Lake stock.  The Mikado No. 2 vein is glassy to  smokey-grey in appearance  with quartz  accounting for 90% of the vein material.  Within the veins, quartz is ribboned and gossanous.  Pyrite, bismuthinite  and  arsenopyrite  collectively  account  for up to 5% of the vein material. Carbonate, limonite and fuchsite are present in the altered wallrock.

KPM Property                    Amador Gold Corp.

                                       20

The Mikado veins differ in character  from the Cedar Island  Mainland Zone veins in the  following  aspects:  (1) Mikado  veins  contain  coarse  native  gold as compared to the sulphide-associated micron gold observed at the CIMZ, (2) Mikado veins  contain  the  mineral  bismuthinite  and show  brecciated  inclusions  of wallrock altered to fuchsite, (3) Mikado veins have historically produced higher grade mineralization than the CIMZ.

Wall rock  hydrothermal  alteration of the CIMZ varies from a few centimetres to several metres depending upon intensity of shearing around the veins. It appears that hydrothermal  fluids were strongly focused and that the system  responsible for gold  mineralization  did not involve large  volumes of host rock.  The main
types  of  alteration   surrounding   the  quartz  +/  carbonate  veins  include
carbonatization,  sulphidation,  alkali  metasomatism  (with the  consumption of feldspar porphyroblasts)  chloritization and silicification.  Carbonatization is the most common and most  extensive  type of  alteration.  Carbonate  alteration involves  progressive  replacement  of Ca-, Fe-, and  Mg-silicates  by carbonate minerals and is characterized by additions of CO2,  accompanied by release of Al and Si,  fixed  in  other  alteration  minerals  or in  veins.  The  amounts  of introduced  carbonates  depend, in part, on the amount of Ca, Fe, and Mg present in the host  lithology.  Sulphidation  of wall rocks is common  around veins and silicified  zones. As mentioned above, the dominant  sulphide mineral is pyrite.
It is accompanied by variable,  but minor amounts of pyrrhotite and  sphalerite, chalcopyrite  and  molybdenite.  The ore mineral is native gold and it occurs as coatings  on, or as micron  inclusions  and  fracture-fillings  within  sulphide grains and fracture fillings in quartz.

10.0     AMADOR EXPLORATION

10.1     PHASE II DRILL PROGRAM

The results of the first phase of drilling  carried out by Amador are  discussed in the September 2003 report entitled "A Resource Estimate On the KPM Shoal Lake
Project" by G.H. Giroux, P. Eng. Tables 4-6 inclusive summarize the drill data.

Giroux (2003) produced an updated mineral  resource of the Cedar Island Mainland
Zone  following  the  Phase I  drill  program.  The  resource  incorporated  the historical BGC database together with holes drilled by Amador that totaled 3,205 metres in 11 holes.

An  indicated  resource  using a 3 grams  per tonne  cut-off  was  estimated  at
1,096,000 tonnes grading 6.63 grams per tonne over a minimum mining width of 1.5 meters for 234,000 ounces contained.

Giroux used a grade  interpolation  method of kriging shown in a two-dimensional
(longitudinal) profile that has been rotated both in the horizontal and vertical to orient the  plotting  plane at right  angles to the true width.  According to
Thalenhorst (2004) the following  observations can be made from this report: (1)
"the estimation  process did not take into account the nature of  mineralization by not  limiting the extent of the  high-grade  shoots,  (2) the  estimate  used several  cut-off  grades  that  did not take  into  account  costs  or  economic parameters, 3) the resource estimate was strictly statistical, such that a block

KPM Property                    Amador Gold Corp.

                                       21

is counted as "ore" if its  estimated  grade  falls above a  particular  cut-off grade regardless of its location or continuity with other blocks also satisfying the cut-off  grade,  4) the density of drill holes within higher grade shoots is insufficient  to serve as the basis for a grade  estimate that would satisfy the accuracy  requirements  of the indicated  class of resources,  5) the high-grade mineralization at the CIMZ falls into the inferred category."

The  Phase II  program  consisted  of 35 holes of  NQ-sized  core  (SL04-153-188 inclusive) totaling 10,011 metres.

The  objective  of the Phase II program  was to test the CIMZ at depth and along strike to the east in a 200  metre-wide  untested  portion of the shear zone. In addition, a significant  component of the program involved testing a prospective mineralized  "shoot"  to verify its  existence  and to test the  horizontal  and vertical continuity of the mineralization.  It is suggested that a tighter drill pattern will more  adequately  define the geometry of ore shoot  development and the nature of the mineralization.

A total of 13 holes (SL04-153-165  inclusive) totaling 6,148 metres were used to investigate  the Cedar  Island  Mainland  Zone at depth  between  surveyed  line co-ordinates  20,050E  to  20,400E  (Figures  5 and 8).  The  following  Table 4 summarizes the results of the deep tier drilling.

Table 4  Summary of Cedar Island Mainland Zone - Deep Tier Results

                                                        Gold Assay    Composite
                                                          Core       Gold Grade
                                                         Length      True Width
Hole No.       Location       From (m)       To (m)      (g/t/m)       (g/t/m)
---------   --------------  ------------  -----------  ------------  ----------
SL04-153     20203E/9655N     346.60        347.20      3.68/0.60
                              347.20        347.80      0.84/0.60     2.26/1.02
---------   --------------  ------------  -----------  ------------  ----------
SL04-154     20150E/9637N     433.00        433.40      1.00/0.40
                              433.40        434.40      1.30/1.00     1.21/1.20
---------   --------------  ------------  -----------  ------------  ----------
SL04-155     20250E/9595N     410.26        410.76      6.98/0.50
                              410.76        411.09      0.66/0.30
                              411.09        411.71      3.04/0.60     2.63/1.20
---------   --------------  ------------  -----------  ------------  ----------
SL04-156     20100E/9676N     372.00        372.60      0.04/0.60
                              372.60        373.00      3.52/0.40     1.17/1.02
---------   --------------  ------------  -----------  ------------  ----------
SL04-157     20203E/9645N     454.30        455.00      0.21/0.70     0.21/0.42
---------   --------------  ------------  -----------  ------------  ----------
SL04-158     20100E/9674N     449.00        450.00      0.21/1.00
                              450.00        451.00      1.12/1.00     0.66/1.71
---------   --------------  ------------  -----------  ------------  ----------
SL04-159     20300E/9604N     337.20        337.60      3.06/0.40
                              337.60        338.20      3.34/0.60     3.23/0.85
---------   --------------  ------------  -----------  ------------  ----------

KPM Property                    Amador Gold Corp.

                                       22

---------   --------------  ------------  -----------  ------------  -----------
SL04-160     20050E/9717N      344.60       345.33      0.78/0.73
                               345.33       346.07      0.66/0.74
                               346.07       347.00      1.17/0.93     0.80/2.28
---------   --------------  ------------  -----------  ------------  -----------
SL04-161     20300E/9604N      471.40       471.80      4.07/0.40
                               471.80       472.30     16.35/0.50
                               472.30       473.10      0.71/0.40     7.18/1.20
---------   --------------  ------------  -----------  ------------  -----------
SL04-162     20050E/9677N      461.35       461.91      3.77/0.57
                               461.91       462.31      0.14/0.40     2.27/0.83
---------   --------------  ------------  -----------  ------------  -----------
SL04-163     20400E/9530N      435.00       435.40      0.19/0.40
                               435.40       435.80     18.95/0.40     5.20/1.00
---------   --------------  ------------  -----------  ------------  -----------
SL04-164     20350E/9565N      384.53       384.98      0.17/0.45
                               384.98       385.68      6.94/0.70     4.20/1.00
---------   --------------  ------------  -----------  ------------  -----------
SL04-165     20400E/9528N      512.20       512.80      0.23/0.60
                               512.80       513.20      0.05/0.40     0.23/0.51
---------   --------------  ------------  -----------  ------------  -----------

The deep tier holes tested the Cedar Island Mainland Zone with relatively widely spaced holes over a strike length of about 350 metres to a vertical depth of 423 metres. The holes confirmed that the CIMZ shear zone continues at depth although the tenor of gold  mineralization  and the  development  of the shear  structure appear  to  have  generally  weakened.  However,  it  must  be  emphasized  that higher-grade  gold  mineralization  within  the CIMZ  forms  well-defined,  near vertically  plunging shoots that could be missed and/or  inadequately  tested by drill holes  centered at 50 m to 60 m  intervals.  Holes  SL04-161,  163 and 164 returned  positive  results  (refer  to  Table 4  above)  from  well-sulphidized intersections  within the postulated  down-plunge  extension of the 9 East Zone.
Hole SL04-163 intersected 18.95 grams per tonne over 0.34 metres true width at a vertical  depth of 402 metres.  A total of 46% of the holes returned gold values of at least  2.26  grams per  tonne  over a minimum  true  width of 1.00  metre.
Definition  drilling  in the  vicinity  of these holes could be used to test for grade continuity within an emerging high-grade shoot at depth.

Reconnaissance  drilling  at 50 m to 100 m  intervals  was  carried  out over an untested  portion of the Cedar Island  Mainland  Zone,  east of the main body of drilling from 21000E to 21200E. A total of 749 metres in 4 holes (i.e. SL04-172,
174, 176 and 178) were  completed.  Table 5 below  summarizes the results of the eastern extension drilling.

Table 5  Summary of Cedar Island Mainland Zone - East Extension Results

                                                        Gold Assay    Composite
                                                           Core      Gold Grade
                                                          Length     True Width
Hole No.      Location        From (m)       To (m)      (g/t/m)       (g/t/m)
---------   --------------  ------------  -----------  ------------  -----------
SL04-172     21210E/9740N      110.00        110.40     0.14/0.40
                               110.40        110.80     4.87/0.40     2.51/0.68
---------   --------------  ------------  -----------  ------------  -----------
SL04-174     21125E/9690N      140.90        141.30     1.25/0.40     1.25/0.34
---------   --------------  ------------  -----------  ------------  -----------

KPM Property                    Amador Gold Corp.

                                       23

---------   --------------  ------------  -----------  ------------  -----------
SL04-176     21080E/9700N      177.00        177.40     0.01/0.40
                               177.40        178.10     3.03/0.70     3.03/0.60
---------   --------------  ------------  -----------  ------------  -----------
SL04-178     21025E/9720N       89.20         89.60     0.78/0.40
---------   --------------  ------------  -----------  ------------  -----------
                                89.60         90.10     0.21/0.50
---------   --------------  ------------  -----------  ------------  -----------
                                90.10         90.50     0.19/0.40     0.38/1.11
---------   --------------  ------------  -----------  ------------  -----------

The Cedar  Island  Mainland  shear zone  remains  open along strike to the east, however the holes  intersected  only low gold values  over  narrow  widths.  The geology  of this area is  different  from that  which is  observed  at the Cedar
Island Mine and the trenched area on the mainland  from 20,000E to 20,400E.  The characteristics  of the  dominant  host  lithology,  -  coarse-grained  flows or gabbroic  basalts  appear to be less  susceptible  to shearing in this area.  As well, the axial trace of a prominent  low-angle  075(degree)  fault structure is projected to intersect  the CIMZ at 20,800E.  This may have  disrupted or offset the trace of the CIMZ to the east of this feature.

A total of 3,114 metres in 18 holes  (SL04-166-171  incl.,  SL04-173,  SL04-175,
SL04-177 and SL04-179-188 inclusive) were used to investigate the 9 East Target, an area considered to contain high-grade gold  mineralization  based on previous wide spaced  drilling by BGC in the 1980's.  The 9 East Target was selected as a viable  example upon which to test both the vertical and  horizontal  continuity and the size  potential  of a  prospective  high-grade  gold  shoot.  It is very important to  understand  that the number,  size and  continuity  of gold values within "mineralized shoots" will determine the overall economic potential of the
KPM property.  A tighter array of holes will also serve towards  satisfying  the threshold  requirements  for generating an `indicated'  category of resource.  A higher level of confidence  with respect to the internal  grade  attributes  and geometry of these targets will greatly contribute towards formulating a reliable economic  evaluation  of the  property.  Utilizing a correct  drill hole density according to the size of target being  evaluated  greatly  decreases the chances for over-estimating the true grade of the deposit.
The 9 East Target was investigated with an array of tightly-spaced drill crosses on 20 to 25 metre intervals with one segment testing the vertical component, the other testing the horizontal component (Figures 6, 7 and 8).

The holes encountered a sequence of mafic flows and feldspar-phyric  mafic flows
(in-part   pillowed)  that  have  been  modified  by  late-stage  felsic  dykes,
lamprophyre  dykes  and   quartz-carbonate   veined  shear  zones.  Mafic  flows
characterized  by the absence of feldspar  porphyroblasts  host the Cedar Island
Mainland Zone. Table 6 below summarizes the results of detailed  drilling of the
9 East Target.

KPM Property                    Amador Gold Corp.

                                       24

Table 6  Summary of Cedar Island Mainland Zone - 9 East Target

                                                        Gold Assay    Composite
                                                          Core       Gold Grade
                                                         Length      True Width
Hole No.       Location       From (m)       To (m)      (g/t/m)       (g/t/m)
---------   --------------  ------------  -----------  ------------  -----------
SL04-166     20290E/9910N      21.49         22.00       7.97/0.51
                               22.00         22.40       1.61/0.40
                               22.40         22.80       1.86/0.40    4.15/1.12
                               40.05         40.90       5.64/0.85    3.41/1.20
---------   --------------  ------------  -----------  ------------  -----------
SL04-167     20290E/9909N      55.00         55.50       2.79/0.50
                               55.50         56.00      12.80/0.50
                               56.00         56.50     278.50/0.50*
                               56.50         57.00       2.16/0.50
                               57.00         57.50      93.81/0.50*
                               57.50         58.00       4.43/0.50
                               58.00         58.50       0.87/0.50
                               58.50         59.00       9.45/0.50
                               59.00         59.50      10.12/0.50
                               59.50         60.00       0.62/0.50
                               60.00         60.50       0.63/0.50
                               60.50         61.00      12.90/0.50
                               61.00         61.50       3.43/0.50
                               61.50         62.00       5.28/0.50
                               62.00         62.50      14.24/0.50
                               62.50         63.00      11.15/0.50
                               63.00         63.50       1.38/0.50
                               63.50         64.00       1.69/0.50
                               64.00         64.50       2.54/0.50   22.43/9.10
                               64.50         65.00       3.15/0.50   16.18/9.10*
                               65.00         65.70        7.1/0.70     (*Cut)
---------   --------------  ------------  -----------  ------------  -----------
SL04-168     20290E/9855N     100.50        101.00      13.11/0.50
                              101.00        101.50      17.96/0.50   23.16/1.86
                              101.50        102.00      67.32/0.50*  15.60/1.86*
                              102.00        102.50       1.94/0.68     (*Cut)
---------   --------------  ------------  -----------  ------------  -----------
SL04-169     20290E/9854N     106.03        106.79       3.79/0.76
                              106.79        107.60       8.61/0.81
                              107.60        108.60       0.08/1.00
                              108.60        109.00      12.47/0.40    5.02/2.54
---------   --------------  ------------  -----------  ------------  -----------

KPM Property                    Amador Gold Corp.

                                     25

---------   --------------  ------------  -----------  ------------  -----------
SL04-170     20290E/9853N      112.10       112.60       1.18/0.50   23.95/1.20
                               112.60       113.00      81.15/0.40*  10.55/1.20*
                               113.00       113.50       0.94/0.50     (*Cut)
---------   --------------  ------------  -----------  ------------  -----------
SL04-171     20290E/9853N      135.23       136.00       2.22/0.77
                               136.00       136.89       1.38/0.89
                               136.89       137.29      17.11/0.40    7.58/1.10
---------   --------------  ------------  -----------  ------------  -----------
SL04-173     20286E/9757N      211.02       211.52      18.92/0.50
                               211.52       212.00      19.93/0.48
                               212.00       212.50      26.49/0.50
                               212.50       213.00      10.40/0.50
                               213.00       213.50       1.34/0.50
                               213.50       214.00       1.98/0.50   13.13/2.54
---------   --------------  ------------  -----------  ------------  -----------
SL04-175     20286E/9757N      230.90       231.60       6.13/0.70
                               231.60       232.45       0.33/0.85
                               232.45       233.27       2.54/0.82    2.81/2.02
---------   --------------  ------------  -----------  ------------  -----------
SL04-177     20286E/9756N      247.60       248.00       2.76/0.40
                               248.00       248.74       1.43/0.74
                               248.74       249.26       8.02/0.52
                               249.26       249.70       2.95/0.44    3.63/1.79
---------   --------------  ------------  -----------  ------------  -----------
SL04-179     20286E/9756N      255.00       255.75      16.06/0.75
                               255.75       256.35       2.86/0.60   10.19/1.15
---------   --------------  ------------  -----------  ------------  -----------
SL04-180     20270E/9880N       79.40        79.80       1.89/0.40
                                79.80        80.20      69.72/0.40*  18.40/1.45
                                80.20        80.60       4.82/0.40   10.07/1.45*
                                80.60        81.10       1.43/0.50     (*Cut)
---------   --------------  ------------  -----------  ------------  -----------
SL04-181     20290E/9755N      300.94       302.00       3.64/1.06
                               302.00       302.52       3.75/0.52    3.67/1.35
                               303.40       303.80       6.78/0.40
                               303.80       304.64       2.49/0.84    3.87/1.06
                               305.77       306.66       2.05/0.89
                               306.66       307.06       6.16/0.40    3.32/1.10
---------   --------------  ------------  -----------  ------------  -----------
SL04-182     20270E/9879N       82.20        82.90      38.79/0.70*
                                82.90        83.50       2.78/0.60   16.96/1.96
                                83.50        83.90       1.33/0.40   15.59/1.96*
                                83.90        84.50      16.10/0.60     (*Cut)
---------   --------------  ------------  -----------  ------------  -----------
SL04-183     20270E9879N       105.10       105.70      21.61/0.60
                               105.70       106.10       5.60/0.40   10.82/1.20
---------   --------------  ------------  -----------  ------------  -----------
SL04-184     20250E/9855N      120.60       121.00      67.90/0.40*
                               121.00       121.50       9.99/0.50   29.71/1.79
                               121.50       122.30      34.86/0.80*  23.09/1.79*
                               122.30       122.70       5.89/0.40     (*Cut)
---------   --------------  ------------  -----------  ------------  -----------

KPM Property                    Amador Gold Corp.

                                       26

---------   --------------  ------------  -----------  ------------  -----------
SL04-185      20310E/9855N     104.12      104.62       10.41/0.50
                               104.62      105.12       12.40/0.50
                               105.12      105.57       13.98/0.45
                               105.57      106.09        2.56/0.52    9.66/1.68
                               115.50      116.00       20.73/0.50    7.38/1.20
                               128.00      128.84       12.18/0.84    7.28/1.20
---------   --------------  ------------  -----------  ------------  -----------
SL04-186     20230E/9855N      128.35      128.75        1.07/0.40
                               128.75      129.15       21.61/0.40
                               129.15      129.85       33.41/0.70   21.63/1.28
                               132.60      133.00       13.41/0.40
                               133.00      133.40        5.56/0.40    5.37/1.20
---------   --------------  ------------  -----------  ------------  -----------
SL04-187     20332E/9855N       75.85       76.39        1.67/0.54
                                76.39       77.00        4.13/0.61
                                77.00       77.60        4.62/0.60    3.54/1.49
---------   --------------  ------------  -----------  ------------  -----------
SL04-188     20352E/9865N       60.20       60.90        1.58/0.70
                                60.90       61.30        0.40/0.40
                                61.30       61.70       19.85/0.40    6.14/1.28
---------   --------------  ------------  -----------  ------------  -----------

The 9 East  Target  was  tested  over a strike  length of 120  metres at shallow depths and to a vertical  depth  (below lake level = 1323 m) of 273 metres.  The shoot remains open in both  directions  and confirms a high-level of homogeneity of gold values.  Definition  drilling at 20 to 25 metre intervals has shown that previous  drilling by BGC  underestimated  the potential for  higher-grade  gold mineralization  in this area. A total of 7 holes returned  values equal to or in excess of 33 grams per tonne  gold and 78% of the  holes  returned  gold  grades greater than 3.67 grams per tonne.

The Phase II drill data  indicate a weighted  average (cut) grade of 11.78 grams per tonne gold over a weighted true width of 1.62 metres.  The highly  anomalous intersection  showing  9.1 metres true width would  certainly  influence  and/or strongly  bias the  overall  weighted  average  of the  drill  hole  population, therefore,  the width in Hole  SL04-167  was  normalized  to better  reflect the median true width of  intersections  encountered in the other holes.  The 9 East
Target  correlates  very well with the historic  mining grades at the Mikado and
Cedar Island Mine and suggests that  detailed  drilling in the vicinity of other high-grade intercepts on the KPM property can return excellent results.

11.0     SAMPLING METHOD AND APPROACH

Kevin Leonard a Qualified  Person completed  logging,  splitting and sampling of drill core in 2004.  Mr.  Leonard is a licensed  professional  geologist  in the state of Washington.

The core was evaluated  during the logging process and marked for sampling where veins, brecciation,  sulphide mineralization and/or significant other alteration features  occurred.  The sample intervals were selected based upon  geologically distinct features where

KPM Property                    Amador Gold Corp.

                                       27

possible  to attempt  to  separate  the  mineralizing  events  from pre- or post mineralizing  events.  The sample interval was marked in the core box and on the drill log.  Core from the sample  intervals was both split and sawn using a core splitter  and a core saw provided by the  Ministry of Northern  Development  and
Mines.

12.0     SAMPLE PREPARATION, ANALYSIS AND SECURITY

Half of the split/sawn  core was returned to its proper location in the core box and the matching half of core was placed in a numbered  plastic bag for shipment to the lab for  analysis.  Each plastic bag contained a sample tag with a unique sample number. The sample number together with a corresponding description (i.e.
From, To and Interval in metres) of the collected sample is recorded across from the  mineralized  section being described in the drill log. The sample bags were placed in sacks with the top of the sack  securely  fastened and then shipped by
Greyhound Bus to Acme Analytical  Laboratories  Ltd. in Vancouver and Accurassay
Laboratories in Thunder Bay, Ontario.

James A. Turner is satisfied that these security measures taken were implemented by Mr. Leonard.

At Acme drill core is crushed to 75% minus 10 mesh (-1.7 mm). A 250 g sub-sample is riffle split then pulverized to 95% minus 150-mesh (-100 microns). Reject and
pulp  duplicate   splits  are  taken  from  two  samples  in  every  34  monitor sub-sampling  variation related to sample inhomogeneity and analytical variation respectively. One quarter (7.5 g) to two assay ton (58.4 g) splits are weighted.
A laboratory  standard and a blank are added to each analytical batch to monitor accuracy.  The  sample  split is mixed with  fire-assay  fluxes  containing  PbO litharge and an Ag inquart then heated to  1000(degree) C for 1 hour to liberate gold. After cooling, lead buttons are recovered and cupelled at 950(degree) C to render  Ag +  Au  dore  beads.  Beads  are  weighted  then  leached  in 1 mL  of concentrated  HNO3 at  >95(degree)  C to dissolve Ag leaving Au sponges.  The sponge is  dissolved by adding 6 mL of 50% HCL.  The  solutions  are analyzed by
ICP-ES to  determine  Au.  Gold values  over 1 ounce per ton are  determined  by gravimetric finish.

At  Accurassay  the samples are first  entered into a Local  Information  System
(LIMS).  The samples  are dried,  if  necessary  and then jaw crushed to -8 mesh riffle  split,  a 250 to 400 gram cut is taken and  pulverized  to 90% minus 150 mesh,  and then matted to ensure  homogeneity.  Silica sand is used to clean out the pulverizing dishes between each sample to prevent cross  contamination.  The homogenous  sample is then fired in the fire assay lab. The sample is mixed with a  lead-based  flux and fused for an  appropriate  length  of time.  The  fusing process  results in a lead button,  which is then placed in a cupelling  furnace where all of the lead is absorbed by the cupel and a silver bead, which contains gold is left in the cupel.  The cupel is removed from the furnace and allowed to cool.  From there,  the silver bead is placed in an  appropriately  labeled test tube and  digested  using a 1:3 ratio of HNO3 to HCL.  The samples are bulked up with 1.0 mL of 1%  lanthanum  solution.  The total volume is 3.0 mL. The samples are cooled,  vortexed  and allowed to settle  after which they are  analyzed for gold using atomic absorption  spectroscopy.  The atomic absorption  spectroscopy unit is calibrated  for each element

KPM Property                    Amador Gold Corp.

                                       28

using the appropriate ISO 9002 certified  standards in an  air-acetylene  flame.
The  results for the atomic  absorption  are  checked by a  technician  and then forwarded to data entry by means of  electronic  transfer and a  certificate  is produced.

13.0     DATA VERIFICATION

A total of 602 samples were  submitted to Acme  Analytical  and a total of 1,650 samples  were  submitted to  Accurassay.  Acme  Analytical  received 13 CDN GS-6 standard samples and 11 CDN GS-7 standard  samples.  Accurassay  received 17 CDN
GS-6  standard  samples  and 15 CDN GS-7  standard  samples.  About  2.5% of the samples  submitted  are  standards,  which  are blind to the  laboratories.  The sampling ratio  consisted of 1  CDN-reference  standard sample for every 40-core samples.  The  standards  test the  precision  and the  accuracy of the assaying process, and will also identify any sample numbering problems.

There were 2 standard  samples used during the Phase II drill program.  CDN-GS-6 has an average  (i.e  mean)  gold  value of 9.99  grams per tonne,  and a second standard CDN GS-7 has an average gold value of 5.15 grams per tonne. Gold values returning 9.99 g/t +/- 0.50 g/t and 5.15 g/t +/- 0.46 respectively,  represent 2 standard deviations from the mean and show a 95% confidence level of accuracy.

Field blanks were inserted  immediately  before the first, and immediately after the last sample of any mineralized vein intersection.  This allows for numbering reversals in the laboratory.  Acme Analytical and Accurassay each received a few lab-prepared  pulp sample  blanks;  however the  majority of blank  samples were prepared  from  feldspar-phyric  mafic  volcanic  host  rock  well  outside  any mineralization.

Assay  results of  reference  standards  and  blanks  from Acme  Analytical  and
Accurassay  can be  found  in  Tables  8 and 9 in the  back  of the  report.  In addition,  CDN Resource Laboratories  specification sheets summarizing standards
CDN GS-6 and CDN GS-7 are found together with Tables 8 and 9.

Figure 9 below compares  Accurassay  results to the reference standard CDN GS-7.
The data  indicate  some  volatility  with  respect to the results with 1 sample above and 2 samples below confidence  level.  About 80% of Accurassay's  samples fall within the 95% confidence  level and the arithmetic  average of the samples equal 5.07 grams per tonne, well within the range of reliability.

KPM Property                    Amador Gold Corp.

                                       29

                         STANDARD CDN GS-7

          Accurassay    Cdn GS-7
            Value      Mean Value   2 St Dev    2 St Dev
Sample     Au(g/t)       Au(g/t)     Au(g/t)     Au(g/t)
------      -----      ----------   --------    --------

1           5.105         5.15        5.65        4.65
2            4.59         5.15        5.65        4.65
3            4.81         5.15        5.65        4.65
4            4.45         5.15        5.65        4.65
5           4.856         5.15        5.65        4.65
6           5.025         5.15        5.65        4.65
7           5.949         5.15        5.65        4.65
8           4.781         5.15        5.65        4.65
9           5.526         5.15        5.65        4.65
10          5.338         5.15        5.65        4.65
11          5.453         5.15        5.65        4.65
12          5.642         5.15        5.65        4.65
13          5.262         5.15        5.65        4.65
14          4.883         5.15        5.65        4.65
15          4.424         5.15        5.65        4.65

Figure 9: CDN GS-7 with Accurassay  results compared to the expected value +/- 2
S.D.

                          STANDARD CDN GS-6

          Accurassay    Cdn GS-6
            Value      Mean Value   2 St Dev    2 St Dev
Sample     Au(g/t)       Au(g/t)     Au(g/t)     Au(g/t)
------    ----------   ----------   --------    --------

1             9.0        10.0        10.5         9.5
2            9.59        10.0        10.5         9.5
3           10.31        10.0        10.5         9.5
4            9.99        10.0        10.5         9.5
5          12.123        10.0        10.5         9.5
6           9.712        10.0        10.5         9.5
7           9.794        10.0        10.5         9.5
8           7.001        10.0        10.5         9.5
9            8.65        10.0        10.5         9.5
10          9.315        10.0        10.5         9.5
11           9.48        10.0        10.5         9.5
12          9.821        10.0        10.5         9.5
13         10.681        10.0        10.5         9.5
14         10.135        10.0        10.5         9.5
15         10.158        10.0        10.5         9.5
16         10.515        10.0        10.5         9.5
17          9.885        10.0        10.5         9.5

Figure 10: CDN GS-6 with Accurassay results compared to the expected value +/- 2
S.D.

KPM Property                    Amador Gold Corp.

                                       30

Figure 10 above compares  Accurassay results to the reference standard CDN GS-6.
The data show 2 samples above and 4 samples below confidence level. About 65% of
Accurassay's  samples fall within the 95%  confidence  level and the  arithmetic average of the samples  equal 9.77 grams per tonne,  very close to the reference standard mean value of 5.15 grams per tonne.  However,  there is a higher degree of volatility observed in the higher-grade sample population.

                      STANDARD CDN GS-6

            Acme
          Analytical    Cdn GS-6
            Value      Mean Value   2 St Dev    2 St Dev
Sample     Au(g/t)       Au(g/t)     Au(g/t)     Au(g/t)
------    ----------   ----------   --------    --------

1           10.16        10.0        10.5         9.5
2            9.91        10.0        10.5         9.5
3           10.13        10.0        10.5         9.5
4           10.44        10.0        10.5         9.5
5            10.3        10.0        10.5         9.5
6            10.4        10.0        10.5         9.5
7           10.24        10.0        10.5         9.5
8           10.27        10.0        10.5         9.5
9             9.8        10.0        10.5         9.5
10            9.3        10.0        10.5         9.5
11            9.5        10.0        10.5         9.5
12           9.85        10.0        10.5         9.5
13           9.27        10.0        10.5         9.5

Figure 11: CDN GS-6 with Acme Analytical  results compared to the expected +/- 2
S.D.

The  results  illustrated  in  Figure  11  show  excellent  correlation  between reference  standard CDN GS-6 and results obtained from Acme  Analytical.  Only 2 samples  fall  marginally  below  confidence  level,  well  within  the range of reliability.

Figure 12 below  compares the assay  results from Acme  Analytical  to reference standard CDN GS-7. A total of 9 samples fall consistently below the - 2 standard deviation  limit,  suggesting that Acme's samples may be  understating  the gold content of the mineralization for values in this grade range.

KPM Property                    Amador Gold Corp.

                                       31

                        STANDARD CDN GS-7

            Acme
          Analytical    Cdn GS-7
            Value      Mean Value   2 St Dev    2 St Dev
Sample     Au(g/t)       Au(g/t)     Au(g/t)     Au(g/t)
------    ----------   ----------   --------    --------

1            4.61        5.15        5.65         4.65
2            4.05        5.15        5.65         4.65
3            4.27        5.15        5.65         4.65
4             4.4        5.15        5.65         4.65
5            4.52        5.15        5.65         4.65
6            4.52        5.15        5.65         4.65
7            4.49        5.15        5.65         4.65
8            4.32        5.15        5.65         4.65
9            4.16        5.15        5.65         4.65
10           4.32        5.15        5.65         4.65
11           4.64        5.15        5.65         4.65

Figure 12: CDN GS-7 with assay results compared to the expected value +/- 2 S.D.

The 103 blank samples  submitted  returned  values from <0.001 to 0.019 grams per

gold and did not indicate any  contamination  from  laboratory  procedures.  The samples returned values consistent with that of barren feldspar-phyric  volcanic flows.

James A. Turner has  verified  that the above  procedure,  done under Mr.  Barry
Smee, PhD., P.Geo, and can attest to it's validity.

14. 0    ADJACENT PROPERTIES

There are no applicable comments under this section.

15.0     OTHER RELEVENT DATA AND INFORMATION

The local indigenous  peoples of the region are reliant upon the mining industry to make available,  meaningful  employment  opportunities.  Amador has initiated constructive  meetings with the leaders of the local people to include proactive socioeconomic programs involving local residents as much as possible.

The Company has  provided  assurance  to the First  Nations  that any  potential mineral  development  in the area will be closely  monitored  and  regulated  to ensure surface and ground water quality standards will be maintained.

KPM Property                    Amador Gold Corp.

                                       32

16.0     CONCLUSIONS, TARGETS AND RECOMMENDATIONS

16.1     GEOPHYSICAL TARGETS

Please refer to Figure 13 for the location of the proposed  grid and  geophysics coverage the KPM property.

The  geophysics  work should include  detailed  coverage of the 9 East Target in order to test an area of known near-surface,  high grade gold mineralization and to apply the  results  for  assessing  geophysical  anomalies  observed at other target areas.

The  objectives  of the  geophysics  program  will be to:  (1) cost  effectively discover new gold targets;  (2)  delineate  and locate  extensions of known gold targets.  The work will be used to help  guide the  Phase  III  drilling  effort toward  targets  considered  to have  potential  for the discovery of high-grade ounces.

As  mentioned  briefly in Section 9.0 the  economic  viability of the project is greatly  enhanced  upon proving up a sufficient  number of "mineable ore shoots"
currently defined at 5,000 to 6,000 tonnes per vertical metre at a diluted grade of 10 grams per tonne over a diluted  mining  width of 1.5  metres.  Exploration carried out by BGC cursorily discovered high grade potential at below the Mikado
Mine  workings,  and within the altered  margin of the Canoe Lake quartz diorite stock. The Granozone,  Mikado Bay North  Extension,  Sirdar No. 1 and 2, Bullion
No.1 and 2 and the Imperial Mine  Occurrence  offer  attractive  targets for the discovery of  high-grade  ounces.  These  showings  occur in the vicinity of the
Cedar Island Mainland Zone, presently the most advanced and the highest priority target  on the KPM  Property.  The  preponderance  of  clustered  gold  showings spatially  associated  along the margin of the Canoe  Lake  stock is  compelling evidence for the possible existence of a major source of gold  mineralization at depth in this geological environment.

Although previous  drilling by BGC intercepted  significant gold values in drill holes a better understanding remains with respect to the sulphide content (which is intimately  associated  with good gold values)  contained in these targets as well as their  relationship  to one another (i.e. the  relationship  between the
Mikado Mine  structure  and the No. 3 Vein) and their size in terms of depth and size potential.

The  geophysics  program  will  employ  a  pole-dipole   "combo-array"  Spectral
IP/Resistivety  and  magnetometer  surveys to: (1)  effectively map out areas of anomalous sulphide concentration, (2) outline extensions to known mineralization and, (3) Geometrically define the targets more accurately.

Spectral  analysis of the data will determine the M-IP, the theoretical  initial chargeability  at  transmitter  turn-off,  and the TAU, the decay time constant.
This  calculation  is a standard  part of the  processing  stream  because these parameters  provide a quantitative  analysis of the chargeability  anomalies and help to distinguish  between fine- and coarse-grained  mineralization.  Spectral
parameters   have  been  found  to  offer  a  clearer   indication

 KPM Property                    Amador Gold Corp.

                                       33

of sulphide  mineralization  hosting gold than can be expected from conventional
Time Domain IP.

The Total Field  Magnetometer  readings will be recorded at 12.5 metre intervals along  gridlines  shown on Figure 3. The IP electrode  spacing will be 25 and 50 metres and the number of dipoles will alternate between 6 and 7. Station spacing will be 25 metres to provide good resolution for narrow, near-surface targets.

Survey coverage will be approximately  52-line km. The grid work is estimated to
cost   $25,000   and   the   field   surveys   including   reporting   and   map
processing/plotting is estimated to cost $95,000.

16.2     STRUCTURAL STUDY

Concomitant  with the geophysical  surveying,  a structural  synthesis should be undertaken to elucidate the controls on gold  mineralization  in the area of the
No. 3 Vein.  The No. 3 Vein is located within an area that  corresponds  between two intersecting structures,  each of which host significant gold mineralization on the  property,  that being the Mikado and Cedar  Island  Mines.  This work is expected to cost $25,000.

16.3     DIAMOND DRILL TARGETS

A total of 10,000 metres of diamond  drilling at an estimated  cost of Cdn $1.0M will be used to generate an  up-to-date  resource  estimate on the Cedar  Island
Mainland Zone. The program is scheduled for early 2005. Economic parameters will be introduced to set constraints on the resource database. The resource estimate will  provide  the  framework  to  advance  the  project  to the  next  stage of evaluation.  Should the project advance to warrant the consideration of a mining operation,  a grade and tonnage  verification  program consisting of underground drifting,  raising and bulk sampling (i.e.  metallurgical  testing of a bulk ore sample) will be required as part of a feasibility study.

16.3.1   CEDAR ISLAND MAINLAND ZONE

There are a number of targets that require  detailed  follow-up drill testing at
25 and 30 metre  intervals.  The Phase III program is  designed to provide  cost efficient delineation of higher-grade gold shoots and expansion of the Main Vein and  Hangingwall  Vein mineral  resource.  The  proposed  holes are shown on the longitudinal  profile  presented  in Figure  8.  Table 9 below  highlights  some excellent gold values intercepted by BGC that require further investigation.

KPM Property                    Amador Gold Corp.

                                       34

Table 9 Summary of Significant Results - CIMZ

                                     Hole/Assay/
                                      Intercept
Target ID          Grid Location    (g/t - m TW)       Comments
-----------------  -------------  -------------------  -------------------------
Cedar Island Mine  19500E-19750E  M81-14: 11.70-1.20   Postulated down plunge
                                  K-121:  7.54-0.85    extension below mine
                                                       workings; sparse drilling
                                                       around Hole K88-121
-----------------  -------------  -------------------  -------------------------
6 East Shoot       20000E-20100E  K86-09: 7.72-1.83    Detailed in-fill,
                                  K86-36: 11.35-1.26   tightly spaced drill
                                  K89-140: 22.20-3.40  crosses within
                                                       prospective shoot target;
                                                       sparse drilling around
                                                       K89-140.
-----------------  -------------  -------------------  -------------------------
9 East Shoot       22500E-22800E  K89-141: 12.28-4.21  Drill test under Holes
                                                       SL04- 183,184 and 188.
-----------------  -------------  -------------------  -------------------------
No. 3 Vein         21300E-21400E  K86-66: 13.41-1.46   The area where the Mikado
                                                       vein intersects the CIMZ
                                                       has only been tested with
                                                       a few holes. Determine
                                                       the possible location of
                                                       a shoot formed at the
                                                       intersection of 2 veins.
-----------------  -------------  -------------------  -------------------------
HW Vein No 1       20700E-20800E  K87-95: 12.64-1.50   Drilling is sparse in
                                                       this part of the vein.
                                                       A few additional holes at
                                                       25-metre spacings on
                                                       either side of Hole K87-
                                                       95 would test for the
                                                       existence of a shoot.
-----------------  -------------  -------------------  -------------------------
11 East Shoot      20450E-20550E  K86-52: 13.17-1.28   Drill data suggests 2 to
                                  K87-83: 8.04-1.48    3 high-grade pods of gold
                                  K87-84: 7.08-3.15    mineralization.  Detailed
                                  K88-129: 7.13-2.22   drilling will test
                                  K88-132: 18.86-3.54  continuity of gold values
                                                       within this area of the
                                                       CIMZ.
-----------------  -------------  -------------------  -------------------------

A total of 7500  metres will be  allocated  to  evaluate  several  high-priority targets on the Cedar Island Mainland Zone as follows:

         o        Cedar Island Mine       2,000 metres

         o        6 East Shoot            1,500

         o        9 East Shoot            1,500

         o        11 East Shoot           1,500

         o        No. 3 Vein                500

         o        Hangingwall No. 1         500

KPM Property                    Amador Gold Corp.

                                       35

16.3.2   SATELLITE TARGETS

The  Olympia,  Crown  Point and  Mikado  Mines and  Granozone  offer  attractive satellite  targets for the discovery of high-grade gold  mineralization.  Please refer to Figures 14 to 17  inclusive  for  locations of proposed  holes.  On the following page, Table 10 summarizes significant drill hole intercepts associated with these targets.

Table 10 Summary of Significant Results - Satellite Targets

                                      Hole/Assay/              Comments
Target ID          Location            Intercept             (g/t - m TW)
-----------------  -------------  -------------------  -------------------------
Olympia Mine       Helldiver Bay  HI91-01: 64.46-0.51  With the exception of
                                                       Hole HI91-01 no recent
                                                       drilling has been
                                                       carried out at Olympia.
-----------------  -------------  -------------------  -------------------------
Crown Point Mine      Bag Bay                          Drill test below the
                      Narrows                          Vent and Contact shafts
                                                       that are coincident with
                                                       a conspicuous gold-in-
                                                       humus geochemical anomaly
                                                       along the granite-
                                                       volcanic contact.
-----------------  -------------  -------------------  -------------------------
Mikado Mine        21310E/10311N  K88-135: 7.56-1.50   Detailed follow-up with
                                                       25-metre step-outs from
                                                       Hole K88-135 below
                                                       Mikado Mine workings
-----------------  -------------  -------------------  -------------------------

A total of 2,500  metres will be used to drill test  selected  regional  targets deemed to have excellent  potential to return  significant  gold values (Figures
14, 15, 16 and 17). The meterage will be allocated as follows:

         o        Mikado Mine      1,200 metres

         o        Granozone          700

         o        Olympia Mine       400

         o        Crown Point Mine   200

KPM Property                    Amador Gold Corp.

                                       36

17.0     COST STATEMENT

Figure 18 outlines the schedule of activities discussed in the report. The Phase
III drill  program will utilize 2 drill rigs and take about 3 months to complete at an estimated cost $1.0 million.

     A)  Phase III Program

FUNCTION                                                                    COST

Diamond drilling
         10,000 metres @ $75/m ...............................           750,000
Geologist
3 months $8,000/month ........................................            24,000
Technician
3 months @ $6,000/month ......................................            18,000
Core Splitters
2 splitters for 3 months @ $2,800.00/month each ..............            16,800
Assays
2500 samples @ $18.00/sample .................................            45,000
Travel Expenses ..............................................             3,000
Truck Rental .................................................             5,200
Core Racks ...................................................             4,000
                                                                      ----------

SUBTOTAL (A) .................................................           866,000
12% Administration ...........................................           104,000
Contingencies ................................................            30,000
                                                                      ----------
                                                                      $1,000,000

     B)  Additional Programs

FUNCTION                                                                    COST

Project Personnel ............................................            90,000
Travel and Expenses ..........................................            25,000
Linecutting
         50 line km @ $500/km ................................            25,000
Geophysics Survey ............................................            95,000
Structural Study .............................................            25,000
Collar Surveying .............................................            20,000
Road Permitting ..............................................            14,000
Road Construction ............................................           275,000
Resource Estimate @ Report ...................................            40,000
Pre-feasibility Study ........................................           150,000
Environmental Study ..........................................            50,000
Metallurgical Testing ........................................            50,000

KPM Property                    Amador Gold Corp.

                                       37

FUNCTION                                                                    COST

Drafting - AutoCAD/Gemcom Plotting ...........................            16,000

SUBTOTAL (B) .................................................           875,000
12% Administration ...........................................           105,000
Contingencies ................................................            20,000
                                                                      ----------
                                                                      $1,000,000

SUBTOTAL (A) .................................................        $1,000,000
GRAND TOTAL (A + B) ..........................................        $2,000,000

18.0     DATE

The effective date of this report is November 15, 2004.

James A. Turner

/s/ JAMES A. TURNER
------------------------
14149-17A Avenue
Surrey B.C.
V4A 6R8

KPM Property                    Amador Gold Corp.

                                       38

19.0     REFERENCES

Campbell S.W., (1973); Mineralization in the Canoe Lake Stock, Lake of the Woods
- Shoal Lake Area. A Thesis submitted to the Faculty of Graduate Studies,  Dep't of Earth Sciences, University of Manitoba. 252 p.

City of Kenora, (2004); Community Profile

Davies J.C., (1978); Geology of Shoal Lake - Western Peninsula Area, District of
Kenora. Ontario Geological Survey Open File Report 5242, 131 p.

Davies J.C. and Smith P.M., (1984); The Structural and Stratigraphic  Control of
Gold in the Lake of the Woods Area.  Pp.  185-193,  in Summary of Field Work and
Other Activities 1984. Geological Miscellaneous Paper 119 309 p.

Davies J.C. and Smith P.M. (1985); The Geological Setting of Gold Occurrences in
the Lake of the Woods Area Pp 1-7, in Summary of Field Work and Other Activities
1985.  Geological  Miscellaneous Paper 126 342 p. Desson C.F., (1981); Report on
Mikado Mines Property, Kenora Project. Denison Mines Internal Report 13 p.

Ennis G.F.,  (1973);  Report on the Properties of Kenora  Prospectors and Miners
Ltd., Shoal Lake, Kenora Mining Area, Ontario.

Giroux G.H.,  (2003); A Resource Estimate on the KPM Shoal Lake Project.  Giroux
Consultants Ltd.

Kirwan  J.L.,  (1985);  Summary  Geological  Report,  Shoal Lake  Claims.  Earth
Associates Report for Kenora Prospectors and Miners Ltd.

Langelaar J. and Van Enk R., (1985); The Claimholdings of Kenora prospectors and
Miners Ltd. Norontex Exploration Ltd.142 p.

Langelaar J. and Van Enk R.,  (1985);  Review of Trenching and  Sampling,  Shoal
Lake Property, Kenora Mining District. Norontex Exploration Ltd. 86 p.

Leonard K.W.,  (1988);  Earn-In  Exploration  Activities:  Geology,  Geophysical
Surveys and Diamond  Drilling,  January  1986-June  1988.  Bond Gold Canada Inc.
Internal Report

Leonard K.W., (1988);  Quarterly Report,  Shoal Lake Property.  Bond Gold Canada
Inc. Internal Report

Leonard K.W., (1989); Phase I Exploration Program,  September 1988-January 1989.
Bond Gold Canada Inc. Internal Report. 42 p. and Maps

Leonard K.W., (1990) Shoal Lake Proposal Memorandum

KPM Property                    Amador Gold Corp.

                                       39

Leonard K.W., (1991);  Quarterly Report,  Shoal Lake Property.  Bond Gold Canada
Inc. Internal Report

McKay D. L., (1989); Report on the Exploration and Development  Alternatives for
the KPM Shoal Lake Property.

Ontario Geologic Survey Geology Map 2422 - Bag Bay

Ontario Department of Mines Preliminary Geological Map P. No. 528

Thalenhorst  H P. Geo,  (2004);  Review of the Shoal lake  Project  Northwestern
Ontario, Strathcona Mineral Services Ltd.

Thomas D.A., (1987);  Wallrock Alteration at the Mikado Mine, Lake of the Woods,
Ontario:  Evidence for Mineralizing  Hydrothermal Fluids, University of Waterloo
74 p.

KPM Property                    Amador Gold Corp.

                                       40

20.0     CERTIFICATES OF THE WRITERS

CERTIFICATE OF JAMES A. TURNER, P. GEO.

I, James A. Turner,  P. Geo, am a  Professional  Geoscientist  of South  Surrey,
British Columbia, hereby certify that:

1.       I  am  a  geologist  residing  at  14149-17A  Avenue,  Surrey,  British
         Columbia.

2.       I am a graduate of the  University of British  Columbia with a Bachelor of Science  Degree in  Physics,  Math and  Geology in 1973 and 1976 and
         have practiced my profession since 1976 and continuously since 1980.

3.       From 1998 to June 2001 I was a Consultant to Pacific  Geomatics Inc., a
         private company,  specializing in remote imaging and its application to mining exploration.

4.       From  1990 to March  1995,  I  subcontracted  my  services  as an image analyst to MineQuest Exploration Associates Inc.

5.       I  am  a  registered   member  of  the   Professional   engineers   and
         Geoscientists of British Columbia, (Registration #19843)

6.       I am a fellow of the Geological Association of Canada

7.       I am the co-author of this report and my  compensation is strictly on a professional fee basis.

8.       I am  presently  a  Consulting  Geologist  and have been so since March
         1989. As a result of my experience and  qualification  I am a Qualified
         Person as defined in National Instrument 43-101.

9.       I have read the reports and historic  documents,  and am familiar  with the subject matter of the report.

10.      In the  disclosure of  information  relating to the KPM Property I have relied on information provided to me by Amador Gold Corp.

11.      I am not aware of any material fact or material  change with respect to the subject matter of this technical report,  which is not reflected in this  report,  the  omission to  disclose  which would make this report misleading.

12.      I, IN THE COMPANY OF KEVIN LEONARD VISITED THE KPM PROPERTY IN NOVEMBER
         OF 2004 AND ALSO  EXAMINED  CERTAIN ROCK  EXPOSURES,  DRILL COLLARS AND
         CORE ON THE PRESENT LOCATION OF THE CLAIMS.

KPM Property                    Amador Gold Corp.

                                       41

13.      I have no interest,  either direct or indirect,  in the KPM Property or the property ownerships, nor do I expect to receive such interest.

14.      I have read the  National  Instrument  43-101,  Form 43-101 F1 and this report has been prepared in  compliance  with NI 43-101 and Form 43-101
         F1.

15.      I hereby grant  Amador Gold Corp.  the use of this report in support of documents submitted to the British Columbia  Securities  Commission and
         The TSX Venture Exchange or for other corporate  purposes in accordance with applicable government regulations.  Written excerpts may be quoted from this  report and no  statements  are taken out of context  and are
         approved  by  the  author  in  writing  as   required   by   securities
         regulations.

                                                  Signed and sealed at Vancouver
                                                  James A Turner, P. Geo.

JAMES A. TURNER, P. GEO.
14149-17A Avenue
Surrey B.C.
V4A 6R8

James A. Turner

/s/ JAMES A. TURNER
------------------------
14149-17A Avenue
Surrey B.C.
V4A 6R8

                                  Dated at Surrey, B.C. this 15 day of
                                  November, 2004
                                  REG. NO. 19483 ASSOCIATION OF
                                  PROFESSIONAL ENGINEERS AND GEOSCIENTISTS OF
                                  BRITISH COLUMBIA

KPM Property                    Amador Gold Corp.

                                       42

CERTIFICATE OF KEVIN W. LEONARD, P. GEO.

I, Kevin W. Leonard, of 1210 Boatman Avenue, Orting, Washington,  USA. do hereby certify that:

1)       I am a  Consulting  Geologist  and have  maintained  this status  since
         January 2002.

2)       I am a graduate of McMaster  University in 1979 with a combined Honours
         B.Sc in Geology and Geography.

3)       I have practiced my profession continuously since 1979.

4)       I am a member  in good  standing  with the  Geological  Association  of
         Canada and the Prospectors and Developers Association of Canada.

5)       I have read the  definition of  "qualified  person" set out in National
         Instrument
         43-101  and  certify  that  by  reason  of  education,  experience  and affiliation with a professional association, I meet the requirements of an Independent  Qualified  Person as defined in draft  National  Policy
         43-101.

6)       The report is based on a study of the data and literature  available on the KPM Project.  I am responsible  for  supervising the drill programs carried  out by St.  Joe/Bond  Gold  Canada and Amador  Gold Corp.  All
         exploration  work  carried out since 1985 has been  conducted  under my supervision.

7)       I am not aware of any material fact or material  change with respect to the subject matter of the Technical Report.

8)       I am the co-author of this report and my  compensation is strictly on a professional fee basis.

9)       I consent to the filing of the Technical Report with any stock exchange and other regulatory  authority and any publication by them,  including
         electronic   publication  in  the  public  files  on  their  web  sites accessible by the public.

10)      Since  1978 I have  been  involved  in gold,  uranium  and  base  metal
         exploration  for  major  mining  companies   including  Hudbay  Mining,
         Urangesellschaft Canada, St Joe/Bond Gold Canada, LAC Minerals, Barrick
         Gold Corp and Royal Oak Mines Ltd. I was  responsible  for  exploration activities  carried out by St. Joe/Bond Gold Canada on the KPM Property from 1985 to 1991. I was Project Geologist involved in the discovery of the Golden  Patricia Mine  operated by St Joe/Bond Gold Canada.  I have supervised gold exploration programs for Royal Oak Mines in the western
         United States and Fiji. I have attained  experience on gold projects in the Ivory Coast, Ghana, Central America and Australia.

KPM Property                    Amador Gold Corp.

                                       43

Dated this 15th day of November, 2004

By:  /s/ Kevin W. Leonard
------------------------------
Kevin W. Leonard B.Sc., P. Geo
Consulting Geologist
Reg. No. 1346

KPM Property                    Amador Gold Corp.

                                       44

21.0     ILLUSTRATIONS

         FIGURE 1 - REGIONAL LOCATION MAP

Hudson Bay
Baie d'Hudson
Fort Severn
Peawanuck
MANITOBA
James Bay
Baie James
Big Trout Lake
Attawapiskat
Sandy Lake
CANADA
Lansdowne House
Moosonee
Pikangikum
N
ONTARIO
Red Lake
QUEBEC / QUÉBEC
Sioux Lookout
Armstrong
Kapuskasing
Cochrane
Kenora
Dryden
Geraldton
Iroquois Falls
Timmins
Kirkland Lake
KPM PROPERTY
Fort Frances
Thunder Bay
Marathon
Wawa
Chapleau
New Liskeard
USA / É-U d'A
L. Superior
L. Supérieur
Greater/Grand Sudbury
North Bay
Hawkesbury
Sault Ste. Marie
Elliot Lake
Pembroke
Cornwall
Ottawa
Espanola
Huntsville
Bancroft
Brockville
Kingston
Parry Sound
Owen Sound
Orillia
Belleville
Peterborough
Port Elgin
Barrie
Oshawa
Toronto
L. Ontario
LEGEND / LEGENDE
National capital / Capitale nationale
Provincial capital / Capitale provinciale
Other populated places / Autres lieux habités
Trans-Canada Highway / La Transcanadienne
Major road / Route principale
International boundary / Frontière internationale
Provincial boundary / Limite provinciale
L. Michigan
L. Huron
Goderich
Kitchener
St Catharines
Welland
Hamilton
London
USA / É-U d'A
Sarnia
St Thomas
UNITED STATES OF AMERICA
ÉTATS-UNIS D'AMÉRIQUE
Chatham-Kent
Windsor
L. Erie
L. Érié
Scale / Échelle
100 0 100 200 300
km km
© 2002. Her Majesty the Queen in Right of Canada, Natural Resources Canada.
Sa Majesté la Reine du chef du Canada, Ressources naturelles Canada.

AMADOR GOLD CORP

LOCATION MAP
ONTARIO

Figure 1

         FIGURE 2 - CLAIM MAP

English Option
KPM Property
KPM
Halo Resources
Canoe Lake
Hall Lake
N
S
E
W
M-489 REG.PLAN M-574
K13544
K13565
K13564
K13464
K13467
3007240
3007322
3007341
3016925
3016926
3007342
3007333
3014819
3014820
3002766
3007332
K618
S179
M.776
S185
D229
D216
D265
D212
D217
D201A
D201
K1269
D200
D148
D233
D389
K2458
K2979
K2978
K2938
K2459
K2462
K2461
K2460
K3055
K3056
K3058
K3057
1203021
D202
D147
D239
D199
S105
M.XI
K932
S94
S151
S150
3004923
3007334
3014800
3019947
3014801
HP451
HP450
3007343
3007344
3007896
3014802
McA21
McA20
3007345
S120
K1627
K1317
K1395
K1396
S126
S124 NORTH PART
S124 SOUTH PART
3014804

LEGEND

- KPM Option
- Machin Option
- English Option
- Halo Resources
- Unpatented Claims

Amador Gold Corporation
KPM Property

Northwestern Ontario

0 500 1,000

meters

FIGURE 2

         FIGURE 3 - COMPILATION MAP

English Option
Crown Point Mine
prod. 3,428 grams at
22.85 g/t Au
Shoal
Lake
Bag Bay
3007341
3007342
HP451
HP450
Love
Lake
Hall
Lake
3014800
Halo Resources
3019947
Tycoon Shaft
McKinnon Reef
Zone
Cedar Island Mine
prod. 16,997t at 10.0 g/t Au
KPM Property
Peninsula
Zone
Cedar Island Mainland Shear Zone
7 East Zone
9 East Zone
11 East Zone
Breccia Vein
Mikado Bay
Zone
Mikado Mine
prod. 57,813t at 17 g/t Au
Mikado No 2 Vein
Bullion No 1 and 2
No 3 Vein
1203021
3014802
Imperial Mine
3004923
Untested
Old Ontario
Occurrence
No 6 Vein
No 11 Vein
No 2 Shaft
No 3 Adit
No 4 Adit
No 1 Adit
S94
K932
3007344
Olympia Mine
prod. 11,353t at 7.8 g/t Au
3007343
Helldiver Bay
3014804
Ludwig Geophysics Target
Gold Coin
3007896
3014802
3007345
S120
Gold Point
Machin Point
Legend
Late Felsic Intrusive Rocks
Early Felsic Intrusive Rocks
Mafic Intrusive Rocks
Metasediments
Massive Felsic Volcanic Rocks
Felsic Volcaniclastic Rocks
Mafic Metavolcanics
Scale
Feet
Lineament
Mineralized Shear Zone
Past Gold Producer
Mineralized Gold Shoot
Gold Occurrence
Amador Gold Corporation
KPM Property
Northwestern Ontario
COMPILATION
Figure 3

         FIGURE 4 - RELATIVE TIMING OF GEOLOGICAL EVENTS

Description
Relative Timing
Mafic/ultramafic volcanism resulting in komatiitic and tholeiitic flows, intrusion of subvolcanic sills
D1 folding (Gull Bay - Bay anticline)
Intrusion of quartz diorite, aplite dykes (Canoe Lake stock)
Intrusion of pegmatite dykes
D2 brittle faulting and westward deflection of Gull Bay - Bag Bay anticline
Gold deposition and hydrothermal alteration along chemically and structurally favourable zones
Intrusion of lamprophyre dykes
Possible timing of event

RELATIVE TIMING OF GEOLOGICAL EVENTS ON THE SHOAL LAKE (KPM) PROPERTY

Figure 4

modified from Smith and Thomas, 1986

         FIGURE 5 - DRILL HOLE PLAN

N
S
E
W
Claim 3014820
Bag Bay
McKinnon Island
Cedar Island Mine
168,000 - 15,450 tonnes
(10g/t Au)
Peninsula Zone
Cedar Island
Cedar Island Mainland Zone
9 East Target
Mikado Extension
Claim 3007334
Patented Claims
Grano Zone
Mikado Mine
57,813 tonnes
(17g/t Au)
No. 3 Vein
10400N
10200N
10000N
9800N
9600N
2000E
20700E
Claim 1203021
AMADOR GOLD CORP
Drillhole Plan
Amador Drillholes
Bond Gold Drillholes (BGC)
0
200
400
metres

Figure 5

         FIGURE 6 - IDEALIZED CROSS-SECTION 2300

Plan View
23000E
9800N
9900N
9 East Target
C14A Trench
1300 Elev.
1200 Elev.
1100 Elev.
1000 Elev.
SL04 - 166
SL04 - 167
SL04 - 168
SL04 - 169
SL04 - 170
SL04 - 171
SL04 - 173
SL04 - 175
SL04 - 177
SL04 - 179
SL04 - 181
8.10 / 0.40
4.72 / 0.40
0.128 / 0.50
1.14 / 0.50
13.13 / 2.54
3.67 / 2.50
5.31 / 0.88
2.81/2.02
2.33 / 2.37
4.16 / 1.20
3.63 /1.79
10.19 / 1.15
9.14 / 0.40
10.55/1.20
(cut)
7.58 / 1.10
6.77 / 0.40
5.02 / 2.54
15.60 / 1.86 (cut)
3.41/1.20

LEGEND

- Feldspar Phyric / Pillowed Mafic Flow
- Mafic Flow
- Altered Mafic Flow
- Felsic Intrusives
- Lamprophyre Dyke
- 6.57/0.50 — Gold Value (grams per tonne) / width (meters T.W.)

Scale

10 20 30 40 50

meters

AMADOR GOLD CORPORATION
KPM PROPERTY

Cedar Island Mainland Zone

Section 23+00 E
Looking West

         FIGURE 7 - IDEALIZED CROSS-SECTION 2270

SL04-183
SL04-180
SL04-182
Plan View
23000E
9900N
10000N
9 East Target
6.57/0.50
4.37/0.40
24.6/
0.70
3.4/1.0
1300 Elev.
Cedar Island Mainland Zone
18.40 / 1.45 (uncut)
1.34 /0.80
16.96/1.96
1.35 / 1.30
14.30 / 0.40
3.1 / 0.50
1.6 / 0.40
2.26 / 0.40
SL04 - 180
1250 Elev.
10.82 / 1.2
SL04 - 182
4.55 / 0.50
SL04 - 183
1200 Elev.
Scale
10
20
30
40
50
meters
LEGEND
Feldspar Phyric / Pillowed Mafic Flow
Mafic Flow
Altered Mafic Flow
Felsic Intrusives
Lamprophyre Dyke
6.57/0.50
Gold Value (grams per tonne) / width (meters C.L.)
AMADOR GOLD CORP
KPM PROPERTY
Cedar Island Mainland Zone
Section 22+70 E
Looking West
Figure 7

         FIGURE 8 - LONGITUDINAL PROFILE SHOWING PROPOSED DRILL HOLE TARGETS

Cedar Island Mine Area
6 East Shoot
9 East Shoot
11 East Shoot
19500E
19600E
19700E
19800E
19900E
20000E
20100E
20200E
20300E
20400E
20500E
20600E
20700E
Cedar Island
Bag Bay of Shoal Lake
land surface
Cedar Island Mine
past production of
16,997 tonnes at 10.0 g/t gold
1300m
1200m
1100m
1000m
900m
800m
Explanation
2.0 - 4.99 grams per tonne gold over 1.20 meters (T.W.)
5.0 - 9.99 grams per tonne gold over 1.20 meters (T.W.)
10.0 - 19.99 grams per tonne gold over 1.20 meters (T.W.)
>20 grams per tonne gold over 1.20 meters (T.W.)
St Joe / Bond Gold Canada Drill Hole
Amador Drill Hole
Proposed Drill Holes
Scale
0
100
Meters
Amador Gold Corp
KPM Property
Northwestern Ontario
LONGITUDINAL PROFILE
MAIN VEIN

Figure 8

         FIGURE 13 - PROPOSED IP/MAGNETOMETER SURVEY GRID

Perry English Option
Tycoon Shaft
KPM Property
McKinnon Reef
Cedar Island Mine
Halo Resources
L12E
Mikado Bay Zone
East Target
9 East Target
Swamp
L16E
Sirdar No. 1 & 2
Granozone
Camp
Mikado No1
Bullion No 1 and 2
Mikado Mine
Cedar Island Mainland East Grid
No 3 Vein
Trench
Cedar Island Mainland Zone
TL4S
Imperial Mine
Trenches
Olympia Mine
Pit
L 40E
L 44E
Old Ontario Occurrences
Trenches
Open Cut
Nankipoo
L18E
L20E
L22E
Yum Yum
Pit
Trenches
Pits
Helldiver Bay
BSL
Ludwig Geophysical Target
Gold Coin
TL4S
Gold Point
Amador Gold Corp
KPM Project
Northwestern Ontario
Scale
0
400
800
Meters
Proposed IP/Magnetometer Survey Grid

Figure 13

         FIGURE 14 - MIKADO MINE COMPILATION MAP

SURFACE PLAN
Baseline (Az. 330°)
K88-134
Mikado
#2 Shaft
Shoal Lake
(Mikado Bay)
K88-133
K88-135
K88-136
3+00S
0+00
LONGITUDINAL SECTION
(looking 240°)
Collar Elevation 1333.7m
330°
Shoal Lake
(Mikado Bay)
1350m
1250m
1150m
134
135
133
136
9th level
159m
Amador Drillholes
Proposed Drillholes
0
50
100
metres
0
150
300
feet

Figure 14

         FIGURE 15 - OLYMPIA MINE COMPILATION MAP

Olympia Mine Compilation
KPM Property
0
200
400
metres
N
W
E
S
Crown Point
Prospect
Bag Bay
Cedar Is.
Mine
Mikado
Mine
No. 3
Vein
MAP
AREA
Olympia
Mine
0
1
2
Kilometres
D202
D199
S105
M.11
TL 4+00S
L18+00E
No.2
Shaft
#2 Vein
486.15, 143.5
& 58.45 g/t Au
No. 4
Open Cut
No. 2
Open Cut
No. 3
Open Cut
No. 1
Open Cut
No.1
Shaft
Mill
91-01
39.94 g/t - 0.5m C.L.
#1 Vein
50.45, 49.35 &
15.4 g/t Au
Olympia Mine
Prod. 11,353t at 7.8 g/t Au
Helldiver Bay
Ludwig Geophysics Target
4.11 g/t Au - 1.25m TW
3.43 g/t Au - 0.50m
Legend
Late Felsic Intrusive Rocks
Mafic Intrusive Rocks
Mafic Metavolcanics
Ultramafic Dyke
Proposed Drillhole
Breccia
Dump
Trail

Figure 15

         FIGURE 16 - CROWN POINT COMPILATION MAP

CROWN POINT COMPILATION
KPM Property
0 1 2
kilometres
Crown Point Prospect
MAP AREA
Bag Bay
Cedar Is. Mine
Mikado Mine
No.3 Vein
KPM Property
Clytie Bay
3+50E
3+00E
2+50E
2+00E
1+50E
1+00E
0+50E
0+00
0+50W
1+00W
1+50W
2+00W
2+50W
3+00W
BL0+00
Contact Shaft
15.4g/t Au (Selco)
Crown Point Prospect
Produced 150t grading 22.97 g/t Au
Vent Shaft
N
W
E
S
0 200 400
metres
Bag Bay
Legend
Porphyry
Felsic Volcanic
Granite
Quartz Diorite
Gabbro/UM Rocks
Basic Volcanics
Proposed Drillhole
Fault
Figure 16

         FIGURE 17 - GRANOZONE LONGITUDINAL PROFILE

AMADOR GOLD CORPORATION
KPM PROPERTY
Longitudinal Section: Grano Zone

20+00
19+00
18+00
17+00
16+00
A'
A
M81-13
5.48/0.83
K86-29
2.33/2.32 T.W.
M81-12
10.63/2.4
K86-25
2.93/2.17
K86-25
6.17/0.4
K86-29
9.6/1.47
T.W.
M81-9
71.9/0.9 V.G.
M81-4
61.7/0.37
M81-3
3.43/0.76
M81-7
2.43/1.5
K86-25
5.81/0.6 T.W.
M81-8
14.7/0.67
M81-7
2.12/0.8
K86-25
2.74/0.6
M81-8
12.24/0.83 V.G.
K86-20
8.23/0.45
K86-18
6.0,17.0/0.5
K86-40
37.0/0.21
K86-48
2.96/4.5
K86-45
2.06/0.13
K86-43
0.54/1.79
M81-5
2.8/2.1
M81-2
7.87/0.27
M81-1
6.5/2.52
50m
100m
LEGEND
Diamond drill hole pierce point with Gold Assay
(without elevation correction)
<2.5 grams/tonne
2.5-5.0 grams/tonne
5.0-10.0 grams/tonne
>10.0 grams/tonne
Proposed Drillhole
M81-2 Denison drill hole (1981)
K86-18 St. Joe drill hole (1986)
2.74/0.6 Gold value: grams/tonne / true width (metres)
Looking Southwest: 80° dipping plane
NTS 52E/11
0 25 50
metres
0 75 150
feet

Figure 17

         FIGURE 18 - SCHEDULE OF ACTIVITIES

KPM Project
2004-05 Exploration Schedule

Figure 18

ID	Task Name
1	EXPLORATION - KPM Project
2	Road Permitting
3	Shoal LakeWatershed Review Period
4	Digital Data Processing - GEMCOM
5	Structural Study
6	Linecutting
7	IP and Magnetometer Survey
8	IP Map Preparation/Report
9	Phase III Drill Program
10	Resource Calculation
11	Feasibility Study (U/G Sampling)

September
October
November
December
January
February
March
April
May
June
July
8/8 8/15 8/22 8/29 9/5 9/12 9/19 9/26 10/3 10/10 10/17 10/24 10/31 11/7 11/14 11/21 11/28 12/5 12/12 12/19 12/26 1/2 1/9 1/16 1/23 1/30 2/6 2/13 2/20 2/27 3/6 3/13 3/20 3/27 4/3 4/10 4/17 4/24 5/1 5/8 5/15 5/22 5/29 6/5 6/12 6/19 6/26 7/3

Project: EXPLORATION SCHEDULE Date: Wed 11/17/04	Task	Split	Progress	Milestone ◆	Summary	Project Summary	External Tasks	External Milestone ◆	Deadline ⇩

Page 1

22.0     APPENDIX

                                                                         Table 7

                Assay Results of Reference Standards and Blanks
                       from Acme Analytical Laboratories

--------------------------------------------------------------------------------
  Hole No.       Blank         Blank Assay      Standard          Standard Assay
               Sample No.       pulp (g/t)      Sample No.            (g/t)
--------------------------------------------------------------------------------
  SL04-153       129781           ‹0.01
                 129784            0.01
                                                GS-6/129790          10.16
--------------------------------------------------------------------------------
  SL04-154                                      GS-7/181793           4.61
                 137154           ‹0.01
                                                GS-6/137160           9.91
--------------------------------------------------------------------------------
  SL04-155                                      GS-6/129799          10.13
                                                GS-6/129833           9.90
                 129852            0.01
                 129862           ‹0.01
                                                GS-6/129866           9.82
                 129900            0.01
                 129914            0.01
                 129918            0.01
                                                GS-7/129919           4.05
                                                GS-7/129930           4.27
                 129945           ‹0.01
                                                GS-7/129948           4.40
--------------------------------------------------------------------------------
  SL04-156       137165            0.01
                                                GS-6/137168           9.06
                 137208           ‹0.01
                                                GS-6/137209          10.44
                 137212           ‹0.01
                 137214           ‹0.01
                                                GS-7/137215           4.52
                 137218           ‹0.01
                                                GS-6/137222          10.30
                 137228           ‹0.01
                 137233           ‹0.01
                                                GS-6/137234          10.40
                 137244           ‹0.01
                 137246           ‹0.01
                                                GS-71137250           4.52
                 137251            0.01
                 137254           ‹0.01
--------------------------------------------------------------------------------
  SL04-157       129989           ‹0.01
                                                GS-7/130000           4.49
                                                GS-7/137040           4.32
                 137044           ‹0.01
                 137046           ‹0.01
                                                GS-7/137047           4.16
                 137050           ‹0.01
                 137052           ‹0.01
                                                GS-6/137053          10.24
--------------------------------------------------------------------------------
  SL04-158       137270           ‹0.01
                 137272           ‹0.01
                 137295           ‹0.01
                                                GS-7/137298           4.32
                 137311           ‹0.01
                 137315           ‹0.01
                 137323           ‹0.01
                 137325           ‹0.01
                                                GS-6/137327          10.27
--------------------------------------------------------------------------------
  SL04-159                                      GS-6/137092           9.80
                 137096           ‹0.01
                 137101           ‹0.01
                                                GS-6/137130           9.30
                 137140            0.02
                 137146            0.01
                 137149            0.02
                                                GS-6/137148           9.50
--------------------------------------------------------------------------------
  SL04-160                                      GS-7/137341           4.64
                                                GS-6/137358           9.85
--------------------------------------------------------------------------------
  SL04-161                                      GS-6/137394           9.27
--------------------------------------------------------------------------------

                                                                         Table 8

                 Assay Results of Reference Standards and Blanks
                          from Accurassay Laboratories

--------------------------------------------------------------------------------
    Hole No.         Blank         Blank Assay      Standard      Standard Assay
                   Sample No.      core (g/t)       Sample No.        (g/t)
--------------------------------------------------------------------------------
    SL04-160        137371          ‹0.005
                    137373           0.027
                    137376           0.017
                                                   GS-7/137379       5.105
--------------------------------------------------------------------------------
    SL04-161                                       GS-6/200531       9.00
                                                   GS-6/200561       9.590
                    200577           0.001
                    200579           0.010
                                                   GS-6/200580      10.310
                    200587           0.030
--------------------------------------------------------------------------------
    SL04-162        137427           0.001
                    137429           0.006
                                                   GS-7/137432       4.590
                                                   GS-7/200600       9.990
--------------------------------------------------------------------------------
    SL04-163                                       GS-6/200631       4.810
                    200637           0.007
                                                   GS-7/200639       4.450
                    200640           0.088
                    200642          ‹0.005
                    200646           0.016
--------------------------------------------------------------------------------
    SL04-164                                       GS-6/137447      12.123
                                                   GS-7/137464       4.856
                    137472          ‹0.001
                    137474          ‹0.001
                                                   GS-6/137482       9.712
--------------------------------------------------------------------------------
    SL04-165                                       GS-6/200681       9.764
                    200689           0.008
                                                   GS-6/200690       7.001
    SL04-166                                       GS-6/137492       8.650
                    137495          ‹0.001
                    137497           0.001
--------------------------------------------------------------------------------
    SL04-167        201334           0.002
                    201336           0.001
                    201345           0.008
                    201347           0.010
--------------------------------------------------------------------------------
    SL04-168                                       GS-6/201356       9.315
                    201361          ‹0.005
                    201364           0.010
--------------------------------------------------------------------------------
    SL04-169        201387           0.033
                    201389           0.012
                    201394          ‹0.005
                    201396           0.021
                                                   GS-7/201401       5.025
--------------------------------------------------------------------------------
    SL04-171        201406           0.007
                    201410          ‹0.005
                    201417          ‹0.005
                                                   GS-7/201425       5.949
--------------------------------------------------------------------------------
    SL04-172                                       GS-7/200732       9.480
                                                   GS-7/200760       9.821
--------------------------------------------------------------------------------
    SL04-173                                       GS-7/201449       4.781
                    201531           0.030
                    201534           0.080
                    201544           0.042
                    201547           0.021
                                                   GS-6/201553      10.681
--------------------------------------------------------------------------------

                                                                         Table 8

                 Assay Results of Reference Standards and Blanks
                          from Accurassay Laboratories

--------------------------------------------------------------------------------
    Hole No.         Blank         Blank Assay      Standard      Standard Assay
                   Sample No.      core (g/t)       Sample No.        (g/t)
--------------------------------------------------------------------------------
    SL04-175        201465           0.005
                    201467           0.008
                    201482           0.043
                    201484           0.026
                                                   GS-7/201488      10.135
--------------------------------------------------------------------------------
    SL04-176                                       GS-7/200790       9.305
--------------------------------------------------------------------------------
    SL04-177        201502           0.015
                    201504           0.012
                    201514           0.012
                    201516           0.010
                    201518           0.007
                                                   GS-7/201520       5.526
--------------------------------------------------------------------------------
    SL04-178                                       GS-6/200828      10.158
--------------------------------------------------------------------------------
    SL04-179        201562           0.033
                    201564           0.016
                                                   GS-7/201568       5.338
--------------------------------------------------------------------------------
    SL04-180                                       GS-6/200856      10.515
                    200857           0.095
                    200860           0.020
--------------------------------------------------------------------------------
    SL04-181        201604           O.015
                    201606           0.025
                                                   GS-6/201612       9.885
--------------------------------------------------------------------------------
    SL04-182        200895           0.005
                    200897           0.014
                    200900           0.065
                    200902          ‹0.005
--------------------------------------------------------------------------------
    SL04-183                                       GS-7/200929       5.453
                    200930           0.012
--------------------------------------------------------------------------------
    SL04-184                                       GS-71200963       5.642
                    200964           0.083
                    200967           0.09
--------------------------------------------------------------------------------
    SL04-185        201629           0.011
                    201633           0.033
                                                   GS-7/201635       4.997
                    201649           0.009
                    201651           0.038
--------------------------------------------------------------------------------
    SL04-186                                       GS-7/200992       5.262
                    200993           0.018
                    200996           0.073
--------------------------------------------------------------------------------
    SL04-187        201662           0.005
                    201665           0.016
                                                   GS-7/201667       4.883
--------------------------------------------------------------------------------
    SL04-188                                       GS-7/201005       4.424
                    201006           0.040
                    201009           0.019
--------------------------------------------------------------------------------

                         CDN RESOURCE LABORATORIES LTD.
    10945-9 River Road, Delta, B.C, V4C 2R8, 604 596-2245, Fax: 604 588-3960

                      GOLD ORE REFERENCE STANDARD, CDN-GS-7

             Recommended value and 95% Confidence Interval (+/-2SD)
                      Gold concentration: 5.15 +/- 0.46 gpt

PREPARED BY:            CDN Resource Laboratories Ltd.
CERTIFIED BY:           Duncan Sanderson, B.Sc., Licensed Assayer of British
                        Columbia
INDEPENDENT GEOCHEMIST: Dr. Barry Smee., Ph.D., P. Geo.

METHOD OF PREPARATION:

Reject ore material was dried, crushed, pulverized and then passed through a 200 mesh screen. The +200 material was discarded.  The -200 material was mixed for 5 days in a rotary mixer. After internal assaying to test for homogencity,  splits were taken and sent to 8 commercial laboratories for round robin assaying. Round robin results are displayed below:

--------------------------------------------------------------------------------
                                                                         CDN-GS7
--------------------------------------------------------------------------------
          Lab 1   Lab 2   Lab 3   Lab 4   Lab 5   Lab 6  Lab 7   Lab 8
           gpt     gpt     gpt     gpt     gpt     gpt    gpt     gpt
--------------------------------------------------------------------------------

           4.98    5.33    5.38    5.39    4.55    5.22   4.68    5.36
--------------------------------------------------------------------------------
           4.80    5.12    5.16    5.39    4.85    5.10   4.66    5.49
--------------------------------------------------------------------------------
           5.00    5.18    5.27    5.36    5.29    5.11   4.43    6.45
--------------------------------------------------------------------------------
           4.87    5.11    5,09    5.35    4.67    5.05   4.59    5.41
--------------------------------------------------------------------------------
           5.12    5.16    5.09    5.36    4.91    5.55   4.54    5.00
--------------------------------------------------------------------------------
           4.80    5.24    5.23    5.46    4.66    5.07   4.45    5.41
--------------------------------------------------------------------------------
           4.84    5.33    5.18    5.45    5.14    5.00   5.02    5.43
--------------------------------------------------------------------------------
           5.14    5.18    5.09    5.44    5.06    5.03   4.68    5.44
--------------------------------------------------------------------------------
           5.05    5.01    5.22    5.42    4.76    5.25   5.00    5.28
--------------------------------------------------------------------------------
           5.04    5.07    5.09    5.33    4.76    5.05   4.98    5.62
--------------------------------------------------------------------------------
           5.10    5.24    5.14    5.36    5.18    5.04   4.98    5.61
--------------------------------------------------------------------------------
           4.81    5.20    5.14    5.41    5.28    5.38   4.95    5.43
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Mean       4.96    5.18    5.17    5.39    4.92    5.15   4.75    5.41     5.15
--------------------------------------------------------------------------------
St. Dev.  0.132   0.097   0.089   0.043   0.268   0.167  0.226   0.160    0.231
--------------------------------------------------------------------------------
%RSD       2.65    1.86    1.73    0.79    5.44    3.24   4.76    2.96     4.49
--------------------------------------------------------------------------------

Assay procedure: fire assay, AA / 1CP finish on 30g sub-samples.

APPROXIMATE CHEMICAL COMPOSITION:

           ----------------- --------- -------------------------- ------------
                             Percent                                Percent
           ----------------- --------- -------------------------- ------------
                 SiO2          83.3               MgO                 0.2
           ----------------- --------- -------------------------- ------------
                A1203           4.9               K20                 3.0
           ----------------- --------- -------------------------- ------------
                Fe203           4.9              TiO2                 0.3
           ----------------- --------- -------------------------- ------------
                 CaO            0.4               LOI                 1.6
           ----------------- --------- -------------------------- ------------
                 Na20           0.1
           ----------------- --------- -------------------------- ------------

                         CDN RESOURCE LABORATORIES LTD.
    10945-B River Road, Delta, B.C., V4C 2R8, 604 596-2245, Fax: 604 588-3960

                      GOLD ORE REFERENCE STANDARD: CDN-GS-6

             Recommended value and 95% Confidence interval (+/-2SD)
                    Gold concentration: 9.99 +/- 0.50 g/tonne

PREPARED BY:    CDN Resource Laboratories Ltd.
CERTIFIED BY:   Duncan Sanderson, B.Sc., Licensed Assayer of British Columbia
INDEPENDENT GEOCHEMIST: Dr. Barry Smee., Ph.D., P. Goo.

METHOD OF PREPARATION:

Reject ore material was dried, crushed, pulverized and then passed through a 200 mesh screen. The +200 material was discarded.  The -200 material was mixed for 5 days in a rotary mixer. After internal assaying to test for homogeneity,  splits were taken and sent to 8 commercial laboratories for round robin assaying. Round robin results are displayed below:

--------------------------------------------------------------------------------
        Lab. 1  Lab. 2   Lab 3   Lab. 4   Lab. 5  Lab 6  Lab. 7  Lab. 8  CDN-GS6
 -------------------------------------------------------------------------------
          Au      Au       Au      Au       Au      Au     Au       Au
       g/tonne  g/tonne g/tonne  g/tonne g/tonne g/tonne g/tonne g/tonne
--------------------------------------------------------------------------------

        10.01    9.87    10.20     9.65   10.00   10.35   10.01    9.60
--------------------------------------------------------------------------------
        10.35    9.73    10.00     9.66    9.56    9.90   10.35   10.22
--------------------------------------------------------------------------------
        10.42    9.27    10.05    10.15    9.58    9.85   10.18   10.42
--------------------------------------------------------------------------------
        10.11    9.45     9.87    10.30   9.741   10.01   10.18    9.74
--------------------------------------------------------------------------------
        10.46    9.81     9.84    10.20    9.74   10.25   10.18   10.63
--------------------------------------------------------------------------------
        10.25    9.68    10.04     9.98    9.74   10.34   10.39   10.29
--------------------------------------------------------------------------------
        10.11    9.91    10.05    10.00    9.66    9.97   10.01    9.94
--------------------------------------------------------------------------------
        10.15    9.63     9.88    10.15    9.68    9.50   10.15    9.67
--------------------------------------------------------------------------------
        10.22    9.83    10.25     9.85    9.74   10.19   10.29    9.94
--------------------------------------------------------------------------------
        10.66    9.90    10.05    10.05    9.58   10.03   10.15   10.22
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Mean    10.27    9.71    10.03    10.00    9.70   10.04   10.19   10.07    9.99
--------------------------------------------------------------------------------
Std.
Dev.    0.198   0.209    0.135    0.221   0.128   0.259   0.126   0.342    0.25
--------------------------------------------------------------------------------
%RSD     1.93    2.16     1.34     2.21    1.32    2.58    1.24    3.40    2.53
--------------------------------------------------------------------------------

All assays: re assay, gravimetric finish on 30g sample.

APPROXIMATE CHEMICAL COMPOSITION:

    ----------------------------------------------------------------------
                       Percent                                 Percent
    ----------------------------------------------------------------------
          SiO2           67.0                     MgO            1.4
    ----------------------------------------------------------------------
          A1203          12.3                     K20            4.4
    ----------------------------------------------------------------------
          Fe203          6.1                      Ti02           0.5
    ----------------------------------------------------------------------
           CaO           2.4                      LOI            3.6
    ----------------------------------------------------------------------
          Na2O           0.6
    ----------------------------------------------------------------------

                      GOLD ORE REFERENCE STANDARD: CDN-GS-6

Statistical Procedures.

The mean and  standard  deviation  for all data was  calculated.  Outliers  were defined as samples  beyond  the mean +/- 2  Standard  Deviations  from all data.
These outliers were removed from the data and a new mean and standard  deviation was determined.  This method is different from that used by Government  agencies in  that  the  actual  "between-laboratory"  standard  deviation  is used in the
calculations.   This  produces  upper  and  lower  limits  that  reflect  actual individual  analyses  rather  than a grouped  set of  analyses.  The  limits can therefore  be used to monitor  accuracy  from  individual  analyses,  unlike the
Certified Limits published on other standards.

PARTICIPATING LABORATORIES:
--------------------------
(not in same order as table of assays)

        Acme Analytical Laboratories Ltd.
        Assayers Canada Ltd., Vancouver
        Eco-Tech Laboratories Ltd., Kamloops
        Intertek Testing Services Bondar Clegg, Vancouver
        International Plasma Laboratories Ltd., Vancouver
        Loring Laboratories Ltd., Calgary
        Swastika Laboratory, Swastika, Ontario
        TSL Laboratories Ltd., Saskatoon

AVAILABILITY:            Lots of 100g, 500g, 1 kg, 2 kg, or as per request,
------------
                         Minimum order:  1 kg.

LEGAL NOTICE:

This certificate and the reference  material  described in it have been prepared with due care and attention.  However CDN Resource  Laboratories  Ltd. nor Barry
Smee accept any liability  for any decisions or actions taken  following the use of the reference  material.  Our liability is limited  solely to the cost of the reference material.

Certified by                 /s/ Duncan Sanderson
                             ------------------------------------
                             Duncan Sanderson
                             Licensed Assayer of British Columbia

Geochemist                   /s/ Barry Smee
                             ------------------------------------
                             Barry Smee, Ph.D., P. Geo.

                                 AUGUST 31,2004

                     We the undersigned. Shoal Lake cottage
                     owners support Amador Gold Corporation
                 in their application for a road building permit
                 to. access the old Makado mine site in Bag Bay.

                    The route follows portions of an existing
                     trail that has been used to access the
                            site for several decades.

/s/ ILLEGIBLE                         Lot 3
--------------------------------------------------------------------------------
/s/ ILLEGIBLE                         Lot 7
--------------------------------------------------------------------------------
/s/ ILLEGIBLE                         Lot 4
--------------------------------------------------------------------------------
/s/ ILLEGIBLE                         Lot 2
--------------------------------------------------------------------------------
/s/ ILLEGIBLE                         Lot 1
--------------------------------------------------------------------------------
/s/ ILLEGIBLE                         Lot 5
--------------------------------------------------------------------------------
                                      Lot 6
--------------------------------------------------------------------------------
/s/ ILLEGIBLE                         Lot 8 & 9
--------------------------------------------------------------------------------
                                      Lot 10
--------------------------------------------------------------------------------
/s/ ILLEGIBLE                         Lot 11
--------------------------------------------------------------------------------
/s/ ILLEGIBLE                         Lot 7             Shoal Lake
     ---------------------------------------------------------------------------
/s/ ILLEGIBLE                         Lot 13/Lot 14          "
--------------------------------------------------------------------------------
/s/ ILLEGIBLE                         Lot 10                 "
--------------------------------------------------------------------------------
/s/ ILLEGIBLE                         Lot 8                  "
--------------------------------------------------------------------------------
/s/ ILLEGIBLE                         Lot 1                  "
--------------------------------------------------------------------------------
/s/ ILLEGIBLE                         Lot 6                  "
--------------------------------------------------------------------------------
/s/ ILLEGIBLE                         Lot 9                  "
--------------------------------------------------------------------------------
/s/ ILLEGIBLE                         Lot 9                  "
--------------------------------------------------------------------------------
/s/ ILLEGIBLE                         Lot 15                 "
--------------------------------------------------------------------------------
/s/ ILLEGIBLE                         Lot 16                 "
--------------------------------------------------------------------------------
/s/ ILLEGIBLE                         Lot 17                 "
--------------------------------------------------------------------------------
/s/ ILLEGIBLE                         Lot 2                  "
--------------------------------------------------------------------------------
/s/ ILLEGIBLE                         Lot 11                 "
--------------------------------------------------------------------------------
/s/ ILLEGIBLE                         Lot 3                  "
--------------------------------------------------------------------------------

                                   SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
Registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                   AMADOR GOLD CORP.
                                   (Registrant)

Date:    November 24, 2004         BY:  /S/ BEVERLY J. BULLOCK
                                        ---------------------------------------
                                        Beverly J. Bullock, Corporate Secretary